118904129 v11 Notice of Annual Meeting of Shareholders and Management Information Circular The Lion Electric Company 2024

2 April 4, 2024 Dear Shareholders, On behalf of the Board of Directors and management of The Lion Electric Company, we are pleased to invite you to attend the annual meeting of shareholders of Lion that will be held virtually on May 15, 2024 at 11:00 a.m. (Eastern Time). Throughout the year, despite a challenging environment for the electric vehicles industry, we have been able to realize significant progress for Lion. We indeed saw a notable increase in deliveries, resulting in revenue growth of over 80% over the year. We also have the infrastructure in place, including the production line and equipment, to achieve a production capacity on an annual basis of up to 2,500 vehicles at our Saint-Jerome facility and up to 2,500 buses at our Joliet facility, for a total production capacity on an annual basis of up to 5,000 vehicles, and battery production of up to 1.7 gigawatt hours at our Mirabel battery plant. With this significant manufacturing infrastructure in place, we do not plan to make any significant investments in growth capital expenditures for the foreseeable future. We also obtained certification for our MD battery pack, which powers our Lion5 trucks today and will be integrated shortly on our LionC school buses. This represents a significant milestone in the execution of our vertical integration strategy. At last, we started the commercial production of new vehicle models, namely the LionD school bus and the Lion5 truck, and we continued to make progress with respect to the start of commercial production of the Lion8 Tractor, which is expected to start commercial production in the second half of 2024. As we start 2024, our objective is to remain agile and focused on cost control, as well as on effective liquidity management. We are also proactively working on maximizing customer experience with our vehicles. As a shareholder of Lion, we invite you to vote your shares on all items that come before the annual meeting of shareholders. Your vote and participation are very important to us. You can vote your shares either by proxy or online at the meeting. The enclosed management information circular provides you with information about these items and how to exercise your right to vote. It also provides further information about the director nominees, the proposed auditors, the compensation of directors and certain executives of Lion, as well as our approach to executive compensation. Detailed instructions on how to participate in our virtual meeting can also be found in the management information circular. As in prior years, our meeting will be held virtually through a live webcast. You can join us at https://www.icastpro.ca/elion240515 by entering the control number included in your proxy form or received via email from our transfer agent, TSX Trust Company, and the password “lion2024”. This year, we have improved certain of our virtual meeting procedures to ensure that all shareholders will have equal opportunities to participate, vote and submit questions from wherever they may physically be located on May 15, 2024. Detailed instructions on how to participate, vote and submit questions at our virtual meeting can also be found in the management information circular. I would like to conclude by thanking Lion's employees and management team who work with passion and dedication to make Lion a leader in the electric vehicle industry and who share our optimism for the future. Thanks also to our Board of Directors for their commitment that inspires us to excel and to you, our shareholders, for your confidence. Sincerely, Marc Bedard (Signed) CEO—Founder

3 NOTICE OF 2024 ANNUAL MEETING OF SHAREHOLDERS NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of shareholders of The Lion Electric Company (the "Company") will be conducted in virtual-only format at https://www.icastpro.ca/elion240515 at 11:00 a.m. (Eastern Time) on May 15, 2024 via live webcast, to consider and take action on the following matters: (1) to receive the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2023, together with the auditor’s report thereon; (2) to elect the ten (10) directors named in the accompanying management information circular (the "Circular") who will serve until the next annual meeting of shareholders or until their successors are elected or appointed; (3) to appoint the independent auditor of the Company and authorize the directors to fix its remuneration; (4) to consider and, if deemed appropriate, to approve an ordinary resolution to renew the Company’s Omnibus Plan (as defined in the Circular), including all unallocated options, rights or other entitlements thereunder, as more fully described in the Circular; and (5) to transact such other business as may properly be brought before the Meeting or any postponement or adjournment thereof. The Company’s board of directors has fixed the close of business on April 4, 2024 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof. No person who becomes a shareholder of record after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof. The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, with a view to make the meeting more accessible to all shareholders regardless of their geographic location and to maximize shareholder attendance. As a result, shareholders will not be able to attend the Meeting in person. While the Company has considered the concerns expressed by certain stakeholders regarding virtual only meetings, the Company believes that holding the Meeting as a completely virtual meeting will enable it to avoid the costs and complexities associated with meetings held in a hybrid format while preserving a format that encourages shareholder inclusion and participation. In addition, with a view to ensure that all shareholders will have equal opportunities to participate, vote and submit questions at the Meeting from wherever they may physically be located on May 15, 2024, the Company has amended certain of its virtual meeting procedures to, among other things, allow shareholders to submit questions in advance of the Meeting. The Company also updated certain of its relating disclosures to specify how shareholders can make motions or raise points of order through the Company’s virtual Meeting web platform. Shareholders of the Company (the "Shareholders") may attend the Meeting online at https://www.icastpro.ca/elion240515. However, only registered Shareholders and duly appointed proxyholders (including non-registered Shareholders who have duly appointed themselves as proxyholder) will be entitled to vote and ask questions at the Meeting. Non-registered Shareholders (being Shareholders who hold their shares through a nominee such as a trustee, financial institution, or securities broker) who have not duly appointed themselves as proxyholder will be able to attend the Meeting only as guests. Guests will be able to listen to the Meeting but will not be able to vote, ask questions or otherwise participate at the Meeting. Registered Shareholders and duly appointed proxyholders will be able to ask questions immediately before and during the Meeting by typing their questions into the field provided for that purpose on the webcast. Additionally, Shareholders may submit questions in advance of the Meeting by sending them by email at ir@thelionelectric.com. To the extent possible, Shareholders will be afforded the same opportunities to participate in the virtual-only format as they would in an in-person meeting.

4 If you are unable to attend the Meeting, please complete, date, sign and return the accompanying form of proxy or voting instruction form, as applicable, in accordance with the instructions set out on such form and in the Circular, or, alternatively, please vote over the Internet or by telephone, at your discretion, in accordance with the instructions provided on such form and in the Circular. To be effective, the attached form of proxy or voting instruction form must be received no later than May 13, 2024 at 11:00 a.m. (Eastern Time), or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays, and holidays). Your shares will be voted in accordance with your instructions as indicated on the proxy. Shareholders who wish to appoint a proxyholder other than the persons designated by the Company on the form of proxy or voting instruction form (including non-registered Shareholder who wish to appoint themselves as proxyholder) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with the Company’s transfer agent, TSX Trust Company, after submitting their form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a control number that will act as their online sign-in credentials and is required for them to vote at the meeting and, consequently, will only be able to attend the Meeting online as a guest. Non-registered Shareholders located in the United States must also provide TSX Trust Company with a duly completed legal proxy if they wish to vote at the Meeting or appoint a third party as their proxyholder. If at any time before or during the Meeting, you have any questions regarding the virtual meeting procedures or need any help to access or participate in the Meeting, please refer to the “Help” button on the Meeting platform. Technicians will be available to assist you. The Company is using the notice-and-access procedures as permitted by Canadian securities laws for the delivery of the Circular and the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2023, together with the independent auditor’s report thereon and the related management’s discussion and analysis (the "Proxy Materials") to both its registered and non-registered Shareholders. Under the notice-and-access procedures, instead of receiving paper copies of the Proxy Materials, Shareholders will receive a notice of availability of proxy materials (the "Notice-and-Access Letter") (which provides information on how to access copies of the Proxy Materials, how to request a paper copy of the Proxy Materials and details about the Meeting). The Notice-and-Access Letter and form of proxy or voting instruction form have been sent to both registered and non-registered Shareholders. Notice-and-access substantially reduces the Company's printing and mailing costs and is more environmentally friendly as it reduces paper and energy consumption. The Proxy Materials are available on the Company's website at ir.thelionelectric.com and under its profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Shareholders may request a paper copy of this Circular, the annual consolidated financial statements of the Company and related management’s discussion and analysis, at no cost, up to one year from the date this Circular is filed on SEDAR+. Shareholders may make such a request at any time prior to the Meeting (a) on the web at ir.thelionelectric.com; (b) by contacting TSX Trust Company at 1-888-433- 6443 (toll free in Canada and the United States) or 416-682-3801 (other countries); or (c) by contacting the Company's Investor Relations department by email at ir@thelionelectric.com. If a Shareholder requests a paper copy of the Proxy Materials, please note that another form of proxy or voting instruction form will not be sent. Dated at Saint-Jérôme, Québec, this 4th day of April, 2024. By order of the board of directors, Dominique Perron (Signed) Chief Legal Officer and Corporate Secretary

5 THE LION ELECTRIC COMPANY MANAGEMENT INFORMATION CIRCULAR TABLE OF CONTENTS Page NOTICE OF 2024 ANNUAL MEETING OF SHAREHOLDERS .................................................................... 3 GENERAL INFORMATION ........................................................................................................................... 7 GENERAL PROXY MATTERS ...................................................................................................................... 9 Proxy Solicitation ...................................................................................................................................... 9 Who Can Vote ........................................................................................................................................... 9 Notice-and-Access .................................................................................................................................... 9 How to Request a Paper Copy of the Proxy Materials ............................................................................. 9 How to Attend the Meeting ..................................................................................................................... 10 Your Vote is Important ............................................................................................................................ 11 Voting ...................................................................................................................................................... 11 By Proxy.................................................................................................................................................. 12 At the Virtual Meeting ............................................................................................................................. 13 By Proxy.................................................................................................................................................. 14 At the Virtual Meeting ............................................................................................................................. 15 Completing the Form of Proxy ................................................................................................................ 16 Changing Your Vote ................................................................................................................................ 17 Voting Requirements .............................................................................................................................. 17 Motions and Points of Order ................................................................................................................... 17 Submitting Questions at the Meeting ...................................................................................................... 17 Voting Shares Outstanding and Quorum ................................................................................................ 18 Principal Shareholders ............................................................................................................................ 18 BUSINESS OF THE MEETING .................................................................................................................. 19 Election of Directors ................................................................................................................................ 19 Description of Proposed Nominee Directors .......................................................................................... 21 Appointment of Independent Auditor ...................................................................................................... 32 Renewal of the Omnibus Plan ................................................................................................................ 33 COMPENSATION OF DIRECTORS ........................................................................................................... 34 Director Compensation ........................................................................................................................... 35 Director Incentive Plan Awards ............................................................................................................... 36 EXECUTIVE COMPENSATION ― DISCUSSION AND ANALYSIS ........................................................... 37 Executive Compensation Philosophy and Objectives ............................................................................ 37 Role and Accountabilities of the Human Resources and Compensation Committee ............................ 38 Compensation Consulting Services and Related Fees .......................................................................... 39 Market Positioning and Benchmarking ................................................................................................... 39 Principal Elements of Compensation ...................................................................................................... 40 Additional Information on Long-Term Incentive Plans (LTIP) ................................................................. 43 Hedging / Anti-Hedging Policy ................................................................................................................ 49 Executive Succession Planning .............................................................................................................. 49 Clawback ................................................................................................................................................ 49 Compensation Risk Management .......................................................................................................... 50 Performance Results .............................................................................................................................. 51 Summary Compensation Table............................................................................................................... 53 Incentive Plan Awards ............................................................................................................................ 55 Summary of NEO Employment Agreements .......................................................................................... 56 Severance on Termination of Employment ............................................................................................. 57 Securities Authorized for Issuance under Equity Compensation Plans ................................................. 59 DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES ............................................................... 60

6 Board of Directors ................................................................................................................................... 60 Position Descriptions .............................................................................................................................. 62 Nomination of Directors .......................................................................................................................... 62 Board Evaluation .................................................................................................................................... 63 Orientation and Continuing Education .................................................................................................... 63 Risk Management ................................................................................................................................... 63 Board Oversight of ESG Matters ............................................................................................................ 64 Director Term Limits and Other Mechanisms of Board Renewal ............................................................ 64 Board Skills Matrix .................................................................................................................................. 64 Board of Directors Fiscal 2023 Highlights .............................................................................................. 65 Board of Directors Committees .............................................................................................................. 66 Code of Ethics ........................................................................................................................................ 69 Insider Trading Policy ............................................................................................................................. 69 Anti-Bribery and Corruption Policy ......................................................................................................... 69 Diversity .................................................................................................................................................. 70 Nomination Rights Agreement ................................................................................................................ 70 Majority Voting Policy .............................................................................................................................. 71 Advance Notice Requirements for Director Nominations ....................................................................... 72 Indemnification and Insurance ................................................................................................................ 72 ADDITIONAL INFORMATION ..................................................................................................................... 73 Indebtedness of Directors and Executive Officers.................................................................................. 73 Interest of Certain Persons and Companies in Matters to be Acted Upon ............................................. 73 Interest of Informed Persons in Material Transactions ........................................................................... 73 Public Filings ........................................................................................................................................... 74 Shareholder Proposals for Next Annual Meeting of Shareholders ......................................................... 74 Approval by Directors ............................................................................................................................. 74 SCHEDULE A ............................................................................................................................................. 75

7 GENERAL INFORMATION This management information circular (the "Circular") is furnished in connection with the solicitation by management of The Lion Electric Company (the "Company") of proxies for use at the annual meeting of shareholders of the Company (the "Meeting") to be held on May 15, 2024 at 11:00 a.m. (Eastern Time), or any postponements or adjournments thereof, for the purposes set forth in the accompanying notice of 2024 annual meeting of shareholders (the "Notice of Meeting"). The Meeting will be held as a completely virtual meeting, which will be conducted via live webcast, with a view to make the Meeting more accessible to all shareholders regardless of their geographic location and to maximize shareholder attendance. As a result, the shareholders of the Company (the "Shareholders") will not be able to attend the Meeting in person. While the Company has considered the concerns expressed by certain stakeholders regarding virtual-only meetings, the Company believes that holding the Meeting as a completely virtual meeting will enable it to avoid the costs and complexities associated with meetings held in a hybrid format while preserving a format that encourages shareholder inclusion and participation. In addition, with a view to ensure that all Shareholders will have equal opportunities to participate, vote and submit questions at the Meeting from wherever they may physically be located on May 15, 2024, the Company has amended certain of its virtual meeting procedures to, among other things, allow Shareholders to submit questions in advance of the Meeting. The Company also updated certain of its relating disclosures to specify how Shareholders can make motions or raise points of order through the Company’s virtual meeting web platform. A summary of the information Shareholders will need to attend the Meeting online is provided below. No person has been authorized to give any information or to make any representation in connection with any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized. Certain Defined Terms Unless otherwise noted or the context otherwise requires, all information provided in this Circular is given as at April 4, 2024 and references to "Lion", "we", "our", "us", "the Company" or similar terms refer to The Lion Electric Company and its subsidiaries, on a consolidated basis. We publish our consolidated financial statements in U.S. dollars. In this Circular, unless otherwise specified, all monetary amounts are in U.S. dollars, all references to "$", "US$" and "USD" and "dollars" mean U.S. dollars and all references to "C$", "CDN$", "CAD$", mean Canadian dollars. Forward-Looking Statements This Circular contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). Any statements contained in this Circular that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements may be identified by the use of words such as "believe," "may," "will," "continue," "anticipate," "intend," "expect," "should," "would," "could," "plan," "project," "potential," "seem," "seek," "future," "target " or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words. These forward-looking statements include statements regarding the Company’s order book and the Company's ability to convert it into actual sales, the expected production capacity of the Company’s manufacturing facilities in Saint-Jerome and the United States and the Company’s battery manufacturing plant (the "Battery Plant") and innovation center in Quebec (the "Innovation Center" and collectively with the Battery Plant, the "Lion Campus"), the certification of the Lion heavy duty (HD) battery packs, the sourcing of lithium-ion battery cells, the Company's future growth

8 and long-term strategy, the Company’s liquidity and capital requirements and management’s forecasts related thereto, ongoing litigation proceedings, the Company’s expected product pipeline, the implementation by the Company of measures aimed at reducing its vehicle and battery development costs and its inventory levels (including the Company’s fiscal 2024 objectives related thereto), and the development and timing of commercial production of certain platforms and models. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made, including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely ramp-up manufacturing capacity at its Saint-Jerome facility, its U.S. manufacturing facility and at the Battery Plant and Innovation Center as required in the future, that Lion will not suffer any supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that Lion will be able to benefit, either directly or indirectly (including through applications made by the Company and/or its clients), from governmental programs, subsidies and incentives, that Lion will not incur any material obligations with respect to product warranty claims or product recalls, and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion and in the amounts needed if and when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct. Risks and uncertainties related to the businesses of Lion are described in greater detail in section 23.0 of the Company’s management discussion and analysis ("MD&A") for the year ended December 31, 2023 ("Fiscal 2023") entitled "Risk Factors." Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in the MD&A and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission (the "SEC''). Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. This Circular reflects information available to the Company as of April 4, 2024, the date of this Circular. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking statements, whether as a result of new information, future events or otherwise.

9 GENERAL PROXY MATTERS Proxy Solicitation The solicitation of proxies pursuant to this Circular is being made by or on behalf of Management primarily by mail, but proxies may also be solicited via the Internet, by telephone, in writing or in person, by directors, officers or regular employees of the Company who will receive no compensation therefor in addition to their regular remuneration. The Company may also reimburse brokers and other persons holding Common Shares in their name or in the name of nominees for the costs incurred in sending proxy materials to their principals in order to obtain their proxies. The cost of the solicitation is expected to be nominal and will be borne by the Company. Who Can Vote Only persons registered as holders of Common Shares as of the close of business on April 4, 2024 (the "Record Date") are entitled to receive notice of, and to vote at, the Meeting or any postponement or adjournment thereof, and no person becoming a Shareholder after the Record Date shall be entitled to receive notice of, and to vote at, the Meeting or any postponement or adjournment thereof. The failure of any Shareholder to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting to which the Shareholder would have otherwise been entitled. Notice-and-Access The Company is using the notice-and-access procedures as permitted by Canadian securities laws for the delivery of the Circular, the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2023 (the "Financial Statements"), together with the independent auditor’s report thereon and the related management’s discussion and analysis (the "Proxy Materials") to both its registered and non-registered Shareholders. Under the notice-and-access procedures, instead of receiving paper copies of the Proxy Materials, Shareholders will receive a notice of availability of proxy materials (which provides information on how to access copies of the Proxy Materials, how to request a paper copy of the Proxy Materials and details about the Meeting). The Notice-and-Access Letter and form of proxy or voting instruction form have been sent to both registered and non-registered Shareholders, as applicable. Notice-and-access substantially reduces the Company's printing and mailing costs and is more environmentally friendly as it reduces paper and energy consumption. The Proxy Materials are available on the Company's website at ir.thelionelectric.com and under its profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. How to Request a Paper Copy of the Proxy Materials Before the Meeting If your name appears on a share certificate or a DRS statement, you are considered as a "registered Shareholder". If your Common Shares are listed in an account statement provided to you by an intermediary, you are considered as a "non-registered Shareholder". Whether you are a registered Shareholder or a non-registered Shareholder, you may request paper copies of the Proxy Materials at no cost by calling TSX Trust Company at 1-888-433-6443 (toll free within North America) or 416-682-3801 (outside of North America), or by email at tsxt-fulfilment@tmx.com. Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your Common Shares. In any case, requests for paper copies should be received at least five (5) business days prior to the proxy deposit date and time, which is set for May 13, 2024, at 11:00 a.m. (Eastern Time) in order to receive the Proxy Materials in advance of such date and the Meeting date. To ensure receipt of the paper copies in advance of the voting deadline and Meeting date, we estimate that your request must be received by no later than 5:00 p.m. (Eastern Time) on May 3, 2024.

10 After the Meeting By telephone at 450-432-5466 or by email at ir@thelionelectric.com. Paper copies of the Proxy Materials should be sent to you within ten (10) calendar days of receiving your request. How to Attend the Meeting The Company is holding the Meeting as a virtual meeting only, which will be conducted via live webcast. Only registered Shareholders and duly appointed Proxyholders (including non-registered Shareholders who have duly appointed themselves as Proxyholder) will be entitled to vote and ask questions at the Meeting. We will try to answer any such questions submitted that are germane to the proposals and/or this meeting. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting only as guests. Guests will be able to listen to the Meeting but will not be able to vote, ask questions or otherwise participate at the Meeting. To access the Meeting, follow the instructions below: • Log in at https://www.icastpro.ca/elion240515. We encourage you to log in to the Meeting sufficiently in advance of the time it is scheduled to begin so that you have ample time to check into the Meeting online. • Enter your unique 13-digit control number or 13-digit proxyholder control number and password "lion2024" (case sensitive) in the appropriate box; OR • Click "Guest Login" and then complete the online form. How to find the control number to access the Meeting: • Registered Shareholders: The control number is located on the form of proxy or in the email notification you received from TSX Trust Company. If you use your control number to log in to the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the Meeting. • Proxyholders: The 13-digit proxyholder control number will have been provided by email from TSX Trust Company following your registration, following the instructions set forth in this Circular. Failing to register will result in the proxyholder not receiving a control number, which is required to vote at the Meeting. When you attend the Meeting online, it is important that you are connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. Internal network security protocols including firewalls and VPN connections may block access to https://www.icastpro.ca/elion240515. If you are experiencing any difficulty connecting or watching the Meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization. If at any time before or during the Meeting, you have any questions regarding the virtual meeting procedures or need any help to access or participate in the Meeting, please contact please refer to the “Help” button on the Meeting platform. Technicians will be available to assist you.

11 Your Vote is Important As a Shareholder, it is very important that you read the following information on how to vote the common shares of the Company (the "Common Shares") held by you and then vote your Common Shares, either by proxy or by attending the Meeting. The following questions and answers provide guidance on how to vote your Common Shares. Voting You can attend the Meeting or you can appoint someone else to vote for you as your proxyholder. A Shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who are not required to be Shareholders, to attend and act at the Meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. Voting by proxy means that you are giving the person named on your form of proxy (the "Proxyholder") the authority to vote your Common Shares for you in accordance with your instructions at the Meeting or any adjournment or postponement thereof. Marc Bedard, CEO—Founder and Richard Coulombe, Chief Financial Officer, who are named on the form of proxy or voting instruction form you have received (the "Named Proxyholders"), are executive officers of the Company and will vote your Common Shares for you in accordance with your instructions. As a Shareholder, you have the right to appoint a person or company other than the Named Proxyholders to be your Proxyholder at the Meeting by filling in the name of the person voting for you in the blank space provided on the form of proxy or the voting instruction form. If you appoint someone else, he or she must attend the Meeting to vote your Common Shares, otherwise your vote will not be taken into account. Registered Shareholders who wish to appoint a third-party Proxyholder to represent them at the Meeting, and non-registered Shareholders who wish to appoint themselves as Proxyholder, MUST follow the instructions described below under "How to Vote – Registered Shareholders – By Proxy"; or "How to Vote – Non-Registered Shareholders—By Proxy", as applicable, to register that Proxyholder with TSX Trust Company. If you are a non-registered Shareholder and wish to attend and vote online at the meeting, you MUST insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your Proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as Proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. If you are a non-registered Shareholder located in the United States and wish to vote at the meeting or, if permitted, appoint a third-party as your Proxyholder, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy and the voting information form sent to you, or contact your intermediary to request a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to TSX Trust Company. Requests for registration from non-registered Shareholders located in the United States that wish to vote at the meeting or, if permitted, appoint a third-party as their proxyholder must be sent by courier to: TSX Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 and must be labeled "Legal Proxy" and received not later than the voting deadline of 11:00 a.m. (Eastern Time) on May 13, 2024 or, if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays, and holidays).

12 How to Vote – Registered Shareholders You are a registered Shareholder if your name appears on your share certificate or a DRS statement. If you are not sure whether you are a registered Shareholder, please contact the Company’s transfer agent, TSX Trust Company, at 1-800-387-0825 (toll free in Canada and the United States) or 416-682-3860 (other countries). By Proxy By Mail Complete your form of proxy and return it in the business reply envelope we have provided you or by delivery to TSX Trust Company’s office at P.O Box 721, Agincourt, ON M1S 0A1 for receipt no later than 11:00 a.m. (Eastern Time) on May 13, 2024, or, if the Meeting is postponed or adjourned, no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays, and holidays). You can appoint a person other than the Named Proxyholders as your Proxyholder. This person does not have to be a Shareholder. Enter the name of the person you are appointing in the blank space provided on the form of proxy. Make sure that the person you appoint as your Proxyholder is aware that he or she has been appointed and attends the Meeting online, otherwise your vote will not be taken into account. If you are a registered Shareholder and wish to appoint a third party as your Proxyholder, you MUST submit your form of proxy, appointing that Proxyholder AND register that Proxyholder with TSX Trust Company by calling 866-751-6315 (toll free in Canada and the United States) or 416-682-3860 (other countries), or complete the online form at https://www.tsxtrust.com/control-number-request, by no later than 11:00 a.m. (Eastern Time) on May 13, 2024, or, if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays, and holidays), so that TSX Trust Company may provide such Proxyholder with a 13-digit proxyholder control number via email. Such 13-digit proxyholder control number will differ from the control number set forth on your form of proxy. Registering your Proxyholder is an additional step to be completed AFTER you have submitted your form of proxy so that TSX Trust Company may provide your Proxyholder with a control number via email. Failure to register the Proxyholder will result in the Proxyholder not receiving a control number that will act as their online sign-in credentials and is required for them to vote or ask questions at the meeting and, consequently, would result in your Proxyholder only being able to attend the meeting online as a guest. See "How to Attend the Meeting" for additional information on how to login to the Meeting. You may choose to direct how your Proxyholder shall vote on matters that may come before the Meeting or any adjournment or postponement thereof. Unless you instruct otherwise your Proxyholder will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in the form of proxy or the Circular. You can also change your Proxyholder online at https://www.meeting-vote.com. Please refer to the section of this Circular "Completing the Form of Proxy" on page 16 for further details. By the Internet Go to the website https://www.meeting-vote.com and follow the instructions on the screen. Your voting instructions are then conveyed electronically over the Internet. You will need your 13-digit control number. You will find this number on your form of proxy. If you return your proxy via the Internet, you can appoint a person other than the Named Proxyholders as your Proxyholder. This person does not have to be a Shareholder. Go to https://www.meeting-vote.com and enter the name of the person you are appointing in the space provided

13 on the website. Make sure that the person you appoint as your Proxyholder is aware that he or she has been appointed and attends the Meeting online, otherwise your vote will not be taken into account. If you are a registered Shareholder and wish to appoint a third party as your Proxyholder, you MUST go to https://www.meeting-vote.com and appoint that Proxyholder AND register that Proxyholder with TSX Trust Company by calling 1-866-751-6315 (toll free in Canada and the United States) or 416- 682-3860 (other countries), or complete the online form at https://www.tsxtrust.com/control-number-request, by no later than 11:00 a.m. (Eastern Time) on May 13, 2024, or, if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays, and holidays), so that TSX Trust Company may provide such proxyholder with a 13-digit proxyholder control number via email. Such 13-digit proxyholder control number will differ from the control number set forth on your form of proxy. Registering your Proxyholder is an additional step to be completed AFTER you have submitted your form of proxy so that TSX Trust Company may provide your Proxyholder with a control number via email. Failure to register the Proxyholder will result in the Proxyholder not receiving a control number that will act as their online sign-in credentials and is required for them to vote or ask questions at the meeting and, consequently, would result in your Proxyholder only being able to attend the meeting online as a guest. See "How to Attend the Meeting" for additional information on how to login to the Meeting. You may choose to direct how your Proxyholder shall vote on matters that may come before the Meeting or any adjournment or postponement thereof. Unless you instruct otherwise your Proxyholder will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in the proxy form or the Circular. You can also change your Proxyholder online at https://www.meeting-vote.com. The cut-off time for voting over the Internet is 11:00 a.m. (Eastern Time) on May 13, 2024. By Telephone Voting by proxy using the telephone is only available to Shareholders located in Canada or the United States. Call 1-888-489-7352 (toll-free in Canada and the United States) from a touchtone telephone and an agent will help you vote online. You will need your 13-digit control number. You will find this number on your form of proxy. If you choose to convey your instructions by telephone, you cannot appoint as your Proxyholder any person other than the Named Proxyholders. The cut-off time for voting over the telephone is 11:00 a.m. (Eastern Time) on May 13, 2024. At the Virtual Meeting The Meeting will be a virtual meeting conducted via live webcast. If you are a registered Shareholder, you do not need to complete or return your form of proxy to vote at the Meeting. Simply login to the Meeting and complete a ballot online during the Meeting. Registered Shareholders can access the Meeting by visiting https://www.icastpro.ca/elion240515. You will need your 13-digit control number found on your form of proxy. If you plan to vote at the Meeting, it is important that you are connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure Internet connectivity for the duration of the Meeting. You should allow ample time to log in to the Meeting online and complete the check-in procedures. How to Vote – Non-Registered Shareholders You are a non-registered Shareholder if your Common Shares are held in the name of a depositary or a nominee such as a trustee, financial institution, or securities broker (a "Nominee"). If you are not sure

14 whether you are a non-registered Shareholder, please contact your Nominee, person servicing your account or other intermediary. If you are not sure whether you are a non-registered Shareholder, please contact the Company’s transfer agent, TSX Trust Company, at 1-800-387-0825 (toll free in Canada and the United States) or 416-682-3860 (other countries). By Proxy Your Nominee is required to ask for your voting instructions before the Meeting. In most cases, non-registered Shareholders will receive a voting instruction form which allows them to provide their voting instructions by mail, the Internet or by telephone. Please contact your Nominee if you did not receive a request for voting instructions with your Notice-and-Access Letter. By Mail You may vote your Common Shares by completing the voting instruction form as directed on the form and returning it in the business reply envelope provided for receipt no later than 11:00 a.m. (Eastern Time) on May 13, 2024. If you return your voting instruction form by mail, you can appoint yourself or a person other than the Named Proxyholders as your Proxyholder. This person does not have to be a Shareholder. Make sure that the person you appoint as your Proxyholder is aware that he or she has been appointed and attends the Meeting online, otherwise your vote will not be taken into account. If you are a non-registered Shareholder and wish to appoint yourself or a person other than the Named Proxyholders as your Proxyholder, you MUST submit your voting instruction form, appointing that Proxyholder by the voting deadline AND register that Proxyholder with TSX Trust Company by calling 1- 866-751-6315 (toll free in Canada and the United States) or 416-682-3860 (other countries), or complete the online form at https://www.tsxtrust.com/control-number-request, by no later than 11:00 a.m. (Eastern Time) on May 13, 2024, or, if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays, and holidays), so that TSX Trust Company may provide such Proxyholder with a 13-digit proxyholder control number via email. Registering your Proxyholder is an additional step to be completed AFTER you have submitted your voting instruction form so that TSX Trust Company may provide your Proxyholder with a control number via email. Failure to register the Proxyholder will result in the Proxyholder not receiving a control number that will act as their online sign-in credentials and is required for them to vote or ask questions at the meeting and, consequently, would result in your Proxyholder only being able to attend the meeting online as a guest. See "How to Attend the Meeting" for additional information on how to login to the Meeting. You may choose to direct how your Proxyholder shall vote on matters that may come before the Meeting or any adjournment or postponement thereof. Unless you instruct otherwise, your Proxyholder will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in the voting instruction form or the Circular. You can also change your Proxyholder online at www.proxyvote.com. By the Internet Go to the website at www.proxyvote.com and follow the instructions on the screen. Your voting instructions are then conveyed electronically over the Internet. You will need the 16-digit control number found on your voting instruction form. If you vote online, you can appoint yourself or a person other than the Named Proxyholders indicated on the voting instruction form as your Proxyholder. This person does not have to be a Shareholder. To do so, go to www.proxyvote.com and enter your name or the name of the person you are appointing in the space provided on the website. Make sure that the person you appoint as your Proxyholder

15 is aware that he or she has been appointed and attends the Meeting online, otherwise your vote will not be taken into account. If you are a non-registered Shareholder and wish to appoint yourself or a person other than the Named Proxyholders as your Proxyholder, you MUST go to www.proxyvote.com and enter your name or the name of the person you are appointing in the space provided on the website by the voting deadline AND register that Proxyholder with TSX Trust Company by calling 1-866-751-6315 (toll free in Canada and the United States) or 416-682-3860 (other countries), or complete the online form at https://www.tsxtrust.com/control-number-request, by no later than 11:00 a.m. (Eastern Time) on May 13, 2024, or, if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays, and holidays), so that TSX Trust Company may provide such Proxyholder with a 13-digit proxyholder control number via email. Registering your Proxyholder is an additional step to be completed AFTER you have submitted your form of proxy so that TSX Trust Company may provide your Proxyholder with a control number via email. Failure to register the Proxyholder will result in the Proxyholder not receiving a control number that will act as their online sign-in credentials and is required for them to vote or ask questions at the meeting and, consequently, would result in your Proxyholder only being able to attend the meeting online as a guest. See "How to Attend the Meeting" for additional information on how to login to the Meeting. You may choose to direct how your Proxyholder shall vote on matters that may come before the Meeting or any adjournment or postponement thereof. Unless you instruct otherwise your Proxyholder will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in the voting instruction form or the Circular. You can also change your Proxyholder online at www.proxyvote.com. The cut-off time for voting over the Internet is 11:00 a.m. (Eastern Time) on May 13, 2024. By Telephone Voting by proxy using the telephone is only available to Shareholders located in Canada or the United States. Call 1-800-474-7493 or 1-800-474-7501 (toll-free in Canada in English or French, respectively) from a touchtone telephone and follow the instructions. Your voting instructions are then conveyed by using touchtone selections over the telephone. You will need the 16-digit control number found on your voting instruction form. If you choose to convey your instructions by telephone, you cannot appoint as your Proxyholder any person other than the Named Proxyholders. The cut-off time for voting over the telephone is 11:00 a.m. (Eastern Time) on May 13, 2024. At the Virtual Meeting You can vote your Common Shares at the Meeting if you have instructed your Nominee to appoint you as Proxyholder. To do this, write your name in the blank space provided on the voting instruction form and otherwise follow the instructions of your Nominee. If you do not duly appoint yourself as Proxyholder, then you will not be able to ask questions or vote at the Meeting, but will be able to attend the Meeting online as a guest. This is because the Company and its transfer agent, TSX Trust Company, do not have a record of the non-registered Shareholders, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as Proxyholder. Guests will be able to listen to the Meeting, but will not be able to vote or ask questions at the Meeting. TSX Trust Company will provide you with a 13-digit proxyholder control number by email after the proxy voting deadline has passed, provided you have been duly appointed and registered with TSX

16 Trust Company. This control number is your username for purposes of logging in to the meeting. See "Attending the Virtual Only Meeting" for additional information on how to login to the meeting and "How to Vote – Non-Registered Shareholders – By Proxy" for additional information on appointing yourself as Proxyholder and registering with TSX Trust Company. If you plan to vote at the Meeting, it is important that you are connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure Internet connectivity for the duration of the Meeting. You should allow ample time to log in to the Meeting online and complete the check-in procedures. Completing the Form of Proxy You can choose to vote "FOR" or "WITHHOLD" with respect to the election of each of the proposed nominee directors, namely, Latasha Akoma, Sheila C. Bair, Marc Bedard, Pierre Larochelle, Dane L. Parker, Ann L. Payne, Pierre-Olivier Perras, Michel Ringuet, Lorenzo Roccia and Pierre Wilkie (the "Nominee Directors"), and the appointment of the independent auditor. You can choose to vote "FOR" or "AGAINST" with respect to the renewal of the Company’s Omnibus Plan (as defined herein). If you are a non-registered Shareholder voting your Common Shares, please follow the instructions provided in the voting instruction form. When you submit the form of proxy or voting instruction form, as applicable, without appointing an alternate Proxyholder, you authorize the Named Proxyholders to vote your Common Shares for you at the Meeting in accordance with your instructions. If you have NOT specified how to vote on a particular matter, your Proxyholder is entitled to vote your Common Shares as they see fit. Please note that if you return your proxy without specifying how you want to vote your Common Shares and if you have authorized the Named Proxyholders as your Proxyholder, the Named Proxyholders will vote your Common Shares FOR electing the director nominees who are named in this Circular, FOR appointing Raymond Chabot Grant Thornton LLP as the independent auditor of the Company, and FOR the renewal of the Company’s Omnibus Plan and as they see fit on any other matter that may properly come before the Meeting. Management is not aware of any other matters which will be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the Named Proxyholders will vote in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such other matters. You have the right to appoint a person or company other than the Named Proxyholders to be your Proxyholder. If you are appointing someone else to vote your Common Shares for you at the Meeting, fill in the name of the person voting for you in the blank space provided on the form of proxy or voting instruction form (as applicable). If you do not specify how you want your Common Shares voted, your Proxyholder will vote your Common Shares as he or she sees fit on each item scheduled to come before the meeting and on any other matter that may properly come before the Meeting. A Proxyholder has the same rights as the Shareholder by whom he or she was appointed to participate at the Meeting in respect of any matter, to vote by way of ballot at the Meeting and, except where the Proxyholder has conflicting instructions from more than one Shareholder, to vote at the Meeting in respect of any matter. If you are an individual Shareholder, you or your authorized attorney must sign the form of proxy or voting instruction form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the form of proxy or voting instruction form.

17 Changing Your Vote In addition to revocation in any other manner permitted by law, a Shareholder giving a proxy and submitting it by mail may revoke it by an instrument in writing executed by the Shareholder or the Shareholder’s authorized attorney and deposited either at TSX Trust Company’s office located at 100 Adelaide St. West, Suite 301, Toronto, ON M5H 4H1 or at the Company’s registered office, 921, chemin de la Rivière-du-Nord, Saint-Jérôme, Québec J7Y 5G2, to the attention of the Corporate Secretary at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used. If the voting instructions were conveyed online, by telephone or by mail, conveying new voting instructions online, by telephone or by mail prior to the applicable cut-off times will revoke the prior instructions. If you are a registered Shareholder, voting at the Meeting will automatically cancel any proxy you completed and submitted earlier. Voting Requirements Each Common Share owned as at the close of business on the Record Date entitles the holder to one vote on any and all resolutions voted on at the Meeting. This includes the election of directors, the appointment of the independent auditor of the Company, the renewal of the Company’s Omnibus Plan and any other ordinary business that may arise at the Meeting. All matters that are scheduled to be voted upon at the Meeting are ordinary resolutions. Ordinary resolutions are passed by a simple majority, meaning that if more than half of the votes that are cast at the Meeting (whether virtually in person or by proxy) are in favour, then the resolution passes. Shareholders may oppose any matter proposed at the Meeting by either withholding their vote from, or voting their Common Shares against, any resolution at the Meeting, depending on the specific resolution. If there is a tie, the chair of the meeting is not entitled to a second or casting vote. TSX Trust Company will count and tabulate the votes. For details regarding the Company’s majority voting policy with respect to the election of directors, see "Disclosure of Corporate Governance Practices - Majority Voting Policy". Motions and Points of Order Making or commenting on a motion, or raising a point of order can be done by typing in the “ask a question” field, as done when submitting a question. The chair of the Meeting can allow a motion from a participant during the Meeting, at the chair’s discretion. If the motion is allowed, the participant shall be asked to move the adoption of the motion. Motions must be seconded. Participants may intervene and make a comment on a motion or raise a point of order. The chair may direct participants to confine remarks to the subject motion and to avoid repeating the same remarks made by other participants. The chair may refuse to consider any intervention that does not comply with these standards. A motion may be amended by any participant and the amendment must be seconded in the same manner as the main motion. Submitting Questions at the Meeting Registered Shareholders and duly appointed proxyholders will be able to ask questions immediately before and during the Meeting by typing their questions into the field provided for that purpose on the webcast. Additionally, Shareholders may submit questions in advance of the Meeting by sending them by email at ir@thelionelectric.com. To the extent possible, Shareholders will be afforded the same opportunities to participate in the virtual-only format as they would in an in-person meeting. Questions will be answered on any items to be voted on by the Shareholders at the Meeting before the voting is closed. General questions received during the course of the Meeting, but not on matters on the agenda, will be addressed during a live question period following the Meeting, subject to the rules of conduct rules of conduct and procedures of the Meeting.

18 Only registered Shareholders and duly appointed Proxyholders (including non-registered Shareholders who have duly appointed themselves as Proxyholder) may submit questions pertaining to the proposals and/or the Meeting. Guests will not be able to submit questions, vote or otherwise participate at the Meeting; however, they will be able to join the webcast as a guest. Shareholders voting by proxy in advance of the Meeting are welcome to join the Meeting as guests. The Chair of the Meeting reserves the right to edit questions or to reject questions he deems inappropriate in accordance with the rules of conduct and procedures of the Meeting which are available at http://ir.thelionelectric.com/English/events-and-presentations/AGM and on the web platform at https://www.icastpro.ca/elion240515. To ensure the Meeting is conducted in a manner that is fair to all Shareholders, the Chair of the Meeting may exercise broad discretion with respect to, for example, the order in which questions are asked and the amount of time devoted to any one question. The Chair of the Meeting may also limit the number of questions per Shareholder in order to ensure that as many Shareholders as possible will have the opportunity to ask questions. In the event of technical malfunction or other significant problem that disrupts the Meeting, the Chair of the Meeting may adjourn, recess, or expedite the Meeting, or take such other action that the Chair determines is appropriate considering the circumstances. For further information, please consult the rules of conduct and procedures available on the Company’s website at http://ir.thelionelectric.com/English/events-and-presentations/AGM. Voting Shares Outstanding and Quorum The Company’s authorized share capital consists of an unlimited number of Common Shares and unlimited number of preferred shares, issuable in series. As of April 4, 2024, there were 226,215,913 Common Shares issued and outstanding, and no preferred shares were issued and outstanding. Under the Company’s articles, each Common Share carries the right to one (1) vote. A quorum is present at the Meeting if, at the opening of the meeting, two persons representing at least twenty-five per cent (25%) of the shares that carry the right to vote at the Meeting are present in person or represented by proxy at the Meeting. Principal Shareholders The following table discloses the names of the persons or companies who, to the knowledge of the Company, as of April 4, 2024 beneficially owned, or controlled or directed, directly or indirectly, more than 10% of any class or series of the voting securities of the Company: NAME OF SHAREHOLDER COMMON SHARES CURRENTLY BENEFICIALLY OWNED, CONTROLLED OR DIRECTED PERCENTAGE OF OUTSTANDING SHARES(1) Power Energy Corporation................... ........................................................... 77,143,685(2) 34.11% 9368-2672 Quebec Inc..…………… 25,958,653(3) 11.47% _________________ (1) Figures represent ownership percentage on a non-diluted basis. (2) Power Energy Corporation is a wholly-owned subsidiary of Power Sustainable Capital Inc., which in turn is a wholly-owned subsidiary of Power Corporation of Canada, in which a controlling voting interest is held by the Desmarais Family Residuary Trust. Power Energy Corporation also holds (i) options entitling it to purchase 2,270,895 Common Shares under that certain option agreement dated November 27, 2020, by and among Power Energy Corporation, on the one hand, and other shareholders of the Company, on the other hand, and (ii) common shares purchase warrants that are exercisable into 9,842,519 Common Shares. (3) Marc Bedard, CEO—Founder of Lion, has control over, directly and indirectly, a majority of the voting shares of 9368-2672 Québec Inc. Marc Bedard also holds 59,842 Common Shares. In addition, Mr. Bedard holds common share purchase warrants, options and restricted share units of the Company as described elsewhere in this circular.

19 BUSINESS OF THE MEETING Shareholders will be asked to consider and vote on the following matters at the Meeting: (1) to elect the ten (10) directors named in the Circular who will serve until the next annual meeting of shareholders or until their successors are elected or appointed; (2) to appoint the independent auditor of the Company and authorizing the directors to fix its remuneration; (3) to consider and, if deemed appropriate, to approve an ordinary resolution to renew the Company’s Omnibus Plan (as defined herein), including all unallocated options, rights or other entitlements thereunder; and (4) to transact such other business as may properly be brought before the Meeting or any postponement or adjournment thereof. The audited annual consolidated financial statements of the Company for Fiscal 2023, together with the auditor's report thereon, will be submitted at the Meeting, but no vote thereon is required or expected. These audited annual consolidated financial statements, together with the related management’s discussion and analysis, are available under the Company's profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and on the Company's website at ir.thelionelectric.com. Election of Directors The Company’s articles provide that its board of directors (the "Board of Directors" or "Lion’s Board") shall consist of not less than three (3) and not more than twenty (20) directors. The Company’s directors are elected annually at the annual meeting of shareholders and each director is expected to hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed. Under the Business Corporations Act (Québec), between annual general meetings of Lion’s shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one third of the number of directors elected at the previous annual meeting of shareholders. The Board of Directors is currently comprised of ten (10) directors: Latasha Akoma, Sheila C. Bair, Marc Bedard, Pierre Larochelle, Dane L. Parker, Ann L. Payne, Pierre-Olivier Perras, Michel Ringuet, Lorenzo Roccia and Pierre Wilkie. The ten (10) persons identified in the section entitled "Description of Proposed Director Nominees" will be nominated for election as directors at the Meeting. All such persons are presently directors of the Company and they will all stand for re-election. Shareholders may vote for each proposed director nominee individually. The Board of Directors adopted a majority voting policy providing that in an "uncontested election" of directors, any nominee who receives a greater number of votes "withheld" than votes "for" his or her election will promptly tender his or her resignation to the Chair of the Board of Directors for consideration. Following receipt of a resignation submitted pursuant to this policy, the Nominating and Corporate Governance Committee of the Company shall consider such resignation, and recommend to the Board of Directors whether or not to accept it. Absent exceptional circumstances that would warrant the director to continue to serve on the Board of Directors, the Board of Directors will accept the resignation. A press release disclosing the Board of Directors’ determination (and the reasons for rejecting the resignation, if applicable) shall be issued within 90 days following the date of the meeting of shareholders. A copy of such press release shall be sent concurrently to the TSX and the NYSE. The resignation will become effective when accepted by the Board of Directors. For details regarding the Company’s majority voting policy with respect to the election of directors, see "Disclosure of Corporate Governance Practices - Majority Voting Policy".

20 Pursuant to the nomination rights agreement (the "Nomination Rights Agreement") entered into on May 6, 2021 between the Company, Power Energy Corporation ("Power Energy") and 9368-2672 Québec Inc. ("9368-2672"), to the extent that any of Power Energy and 9368-2672 and their respective permitted holders (including their respective affiliates) collectively hold at least 20% of the outstanding Common Shares (on a non-diluted basis), such party is entitled to designate a number of director nominees, between two and four nominees, equal to the product of (rounding to the nearest whole number) (i) the percentage of the outstanding Common Shares held by it (on a non-diluted basis) multiplied by (ii) the size of Lion’s Board. In addition, 9368-2672 will, for so long as it and its affiliates collectively hold at least 5% of the outstanding Common Shares (on a non-diluted basis), be entitled to designate (i) for so long as Marc Bedard serves as chief executive officer of Lion, one director nominee (in addition to Marc Bedard, who will be appointed to Lion’s Board for so long as he serves as chief executive officer thereof) and (ii) at any other time, Marc Bedard as a director nominee. As of the date hereof, Power Energy has appointed Pierre Larochelle and Pierre-Olivier Perras in reliance of such nomination rights and 9368-2672 has appointed Marc Bedard in reliance of such nomination rights. See "Disclosure of Corporate Governance Practices – Nomination Rights Agreement". Unless a proxy specifies that the Common Shares it represents should be withheld from voting in respect of the election of one or more directors or voted in accordance with the specification in the proxy, the Named Proxyholders intend to vote FOR the election of each of the nominees listed in this Circular. Management of the Company does not expect that any of the nominees will be unable, or for any reason, will become unwilling, to stand for election as director at the Meeting. However, if, for any reason, at or before the time of the Meeting, any of the nominees becomes unable to serve and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.

Description of Proposed Nominee Directors

PIERRE LAROCHELLE	Director and Chair of the Board



Age: 52

Québec, Canada

Not independent[(1)]

Director since 2017

Pierre Larochelle has served as a member of Lion's Board since October 2017 where he also serves as Chair of Lion's Board. Mr. Larochelle has been an investor and financial advisor for the last 25 years. Since 2022, he is Co-Managing Partner at Idealist Capital. Previously, Mr. Larochelle was President and CEO of Power Energy, a subsidiary of Power Corporation of Canada and Partner, Co-Head of Energy Infrastructure at Power Sustainable Capital Inc., the parent company of Power Energy and a wholly-owned subsidiary of Power Corporation of Canada. Prior to joining Power Corporation of Canada, Mr. Larochelle was President and Chief Executive Officer at Adaltis Inc., a position he held between November 2003 and February 2009. Previously, he also held the positions of Vice-President, Business Development at Picchio Pharma Inc. and Vice-President, Mergers and Acquisitions for Credit Suisse First Boston in London, England. Mr. Larochelle started his career as a lawyer, at the Montréal offices of Ogilvy Renault. Mr. Larochelle holds a law degree from Université de Montréal, a master's degree in international business law from McGill University and an MBA degree from INSEAD in Fontainebleau, France.

Board/Committee Membership	Attendance	Other Public Board Membership
Board of Directors	7/7	None
	Total: 7/7 (100%)	

Value of Total Compensation Received as Director[(2)]	
Fiscal 2023:	$181,464

Securities Held as of December 31, 2023

Common Shares (#)	Market Value of Common Shares[(3)] ($)	Common Share Purchase Warrants (#)	Market Value of Warrants [(4)]($)	Options (#)	Value of Unexer-cised In-the-Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units[(3)] ($)	Total Market Value of Securities Held[(5)] ($)
7,874	13,937	7,874	394	-	-	159,943	283,099	297, 430

Notes

(1) Mr. Pierre Larochelle is not considered independent as that term is defined under NYSE Listing Rules and NI 58-101. See "Disclosure of Corporate Governance Practices — Board of Directors — Independence".

(2) For a complete itemization of the compensation, see "Compensation of Directors".

(3) Based on the closing price of the Common Shares on the NYSE (US$1.77) on December 29, 2023, the last trading day of Fiscal 2023.

(4) Based on the closing price of the common share purchase warrants (LEV.WS) on the NYSE (US$0.05) on December 29, 2023, the last trading day of Fiscal 2023.

(5) Based on the closing price of the Common Shares and common share purchase warrants (LEV.WS) on the NYSE (respectively US$1.77 and US$0.05) on December 29, 2023, the last trading day of Fiscal 2023.

21

thelionelectric.com

LATASHA AKOMA	Director



Latasha Akoma is Operating Partner at GenNx360 Capital Partner, a private equity firm focused on investing in industrial and business services companies in the U.S. middle market. Prior to joining GenNx360 Capital Partner in 2014, she held several executive leadership positions at Harley-Davidson Motor Company, a company she joined in 2009 as the Director of Operations, with responsibility for vehicle assembly and materials management. Prior to that, Ms. Akoma was a Senior Manager of Paint Operations at Chrysler (formerly DaimlerChrysler) where she held a variety of senior leadership positions in operations and general management. Ms. Akoma has over 26 years of managerial experience in all aspects of manufacturing, operations and business strategies. Ms. Akoma holds an MBA from Northwestern's Kellogg School of Management, an MSc in Engineering Management from the University of Michigan, and a BSc in Mechanical Engineering with a minor in Energy & Robotics from Howard University.

Age: 52

Florida, U.S.A.

Independent

Director since 2022

Board/Committee Membership[1]	Attendance	Other Public Board Membership	
		Entity	**Since**
Board of Directors	5/7	American Woodmark Corporation	2022
Audit Committee	4/4		
Total:	9/11 (81,8%)		

Value of Total Compensation Received as Director[1]	
Fiscal 2023:	$132,318

Securities Held as of December 31, 2023

Common Shares (#)	Market Value of Common Shares[3] ($)	Common Share Purchase Warrants (#)	Market Value of Warrants[2] ($)	Options (#)	Value of Unexer-cised In-the-Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units[3] ($)	Total Market Value of Securities Held[4] ($)
3,937	6,968	3,937	197	-	-	44,498	78,761	85,926

Notes

(1) For a complete itemization of the compensation, see "Compensation of Directors".

(2) Based on the closing price of the common share purchase warrants (LEV.WS) on the NYSE (US$0.05) on December 29, 2023, the last trading day of Fiscal 2023.

(3) Based on the closing price of the Common Shares on the NYSE (US$1.77) on December 29, 2023, the last trading day of Fiscal 2023.

(4) Based on the closing price of the Common Shares and common share purchase warrants (LEV.WS) on the NYSE (respectively US$1.77 and US$0.05) on December 29, 2023, the last trading day of Fiscal 2023.

22 thelionelectric.com

MARC BEDARD — Director, CEO—Founder



Marc Bedard has served as Lion's CEO—Founder and as a member of Lion's Board since Lion's incorporation in 2008. Prior to founding Lion, Mr. Bedard served as vice-president and chief financial officer of Les Entreprises Barrette Ltée, a leading manufacturer of wood and vinyl products for construction and exterior use in North America, from 2003 to 2007. Previously, Mr. Bedard was a partner at Pricewaterhouse LLP, a national partnership of professional accountants and consultants, from 1996 to 2003. Mr. Bedard is a certified chartered professional accountant and has been a member of the *Ordre des comptables professionnels agréés du Québec* since 1987. Mr. Bedard holds a Bachelor of Business Administration from the École des Hautes Études Commerciales (HEC), Université de Montréal.

Age: 60

Québec, Canada

Not independent[(1)]

Director since 2008

Board/Committee Membership	Attendance	Other Public Board Membership
Board of Directors	7/7	None

Total: 7/7 (100%)

Value of Total Compensation Received as Director[(2)]	
Fiscal 2023:	Nil

Securities Held as of December 31, 2023

Common Shares[(3)] (#)	Market Value of Common Shares[(4)] ($)	Common Share Purchase Warrants (#)	Market Value of Warrants[(5)] ($)	Options(#)	Value of Unexer-cised In-the-Money Options[(6)] ($)	Restricted Share Units[(7)] (#)	Market Value of Restricted Share Units ($)[(4)]	Total Market Value of Securities Held[(8)] ($)
26,018,495	46,052,736	9,842	492	3,500,655	3,174,148	244,286	432,386	49,659,762

Notes

(1) Mr. Bedard is not considered independent as that term is defined under the NYSE Listing Rules and NI 58-101. See "Disclosure of Corporate Governance Practices — Board of Directors — Independence".

(2) Mr. Bedard does not receive any compensation from the Company for his services as director. For further information on Mr. Bedard's compensation, see "Executive Compensation — Discussion and Analysis – Summary Compensation Table".

(3) Includes (i) 59,842 Common Shares held by Mr. Bedard personally, and (ii) 25,958,653 currently held by 9368-2672, of which Mr. Bedard has control over, directly and indirectly, a majority of the voting shares. See "General Information - Principal Shareholders".

(4) Based on the closing price of the Common Shares on the NYSE (US$1.77) on December 29, 2023, the last trading day of Fiscal 2023.

(5) Based on the closing price of the common share purchase warrants (LEV.WS) on the NYSE (US$0.05) on December 29, 2023, the last trading day of Fiscal 2023.

(6) The value shown is equal to the excess of the closing price of the Common Shares on the TSX (C$2.36) on December 29, 2023, the last trading day of Fiscal 2023, over the in-the-money options' exercise price. Value has been converted to U.S. dollars at an exchange rate of C$1.00 = US$0.7561, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on December 29, 2023.

(7) Only non-employee directors are eligible to receive Deferred Share Units.

(8) Based on the closing price of the Common Shares and common share purchase warrants (LEV.WS) on the NYSE (respectively US$1.77 and US$0.05) on December 29, 2023, the last trading day of Fiscal 2023.

23 thelionelectric.com

SHEILA C. BAIR	Director



Age: 69

Maryland, U.S.A.

Independent

Director since 2020

Sheila C. Bair has served as a member of Lion's Board since September 2020. She is the chair of the Nominating and Corporate Governance Committee. Ms. Bair is a corporate director. Ms. Bair is the former Chair of the Federal Deposit Insurance Corporation ("FDIC"), where she served in that capacity from 2006 to 2011. After leaving the FDIC, she joined the Pew Charitable Trust as a senior advisor, a role she held from 2011 through 2015. Ms. Bair also served as president of Washington College from 2015 to 2017, and senior advisor to the international law firm DLA Piper, from 2014 to 2015. Earlier in her career, she also served as Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury from 2001 to 2002, Senior Vice President for Government Relations of the New York Stock Exchange from 1995 to 2000, Commissioner of the Commodity Futures Trading Commission from 1991 to 1995, and as counsel to Kansas Republican Senate Majority Leader Bob Dole from 1981 to 1988. She continues her work on financial policy issues as chair emerita of the Systemic Risk Council, which advocates for financial stability, founding director of the Volcker Alliance, which advances excellence in public service, and member of the Eminent Persons Group which advises the IFRS Foundation on sustainability reporting standards. Ms. Bair is a non-executive director of Bunge, Ltd where she serves as Deputy Chair, Chair of the Nominations and Corporate Governance Committee, and member of the audit and risk committees. She is a former non-executive director of Fannie Mae, Host Hotels & Resorts, Inc., and Thomson Reuters, where she chaired the risk committee. She is an accomplished author and has written several books on financial issues. She is a trustee of the prestigious Economists for Peace and Security, a select group of prominent economists and others committed to world security and prosperity. She holds a bachelors from the University of Kansas and a J.D. from the University of Kansas School of Law. She also holds honorary doctorates from Kansas University, Amherst College and Drexel University.

Board/Committee Membership	**Attendance**	**Other Public Board Membership**	
		Entity	**Since**
Board of Directors	6/7	Bunge Limited	2019
Human Resources and Compensation Committee	4/4		
Nominating and Corporate Governance Committee	4/4		
Total:	14/15 (93,3%)		

Value of Total Compensation Received as Director[1]	
Fiscal 2023	$139,878

Securities Held as of December 31, 2023

Common Shares (#)	Market Value of Common Shares[3] ($)	Common Share Purchase Warrants (#)	Market Value of Warrants[2] ($)	Options (#)	Value of Unexer-cised In-the-Money Options[3] ($)	Deferre d Share Units (#)	Market Value of Deferred Share Units[3] ($)	Total Market Value of Securities Held[4] ($)
3,937	6,968	3,937	197	41,289	-	61,572	108,982	116,147

Notes

(1) For a complete itemization of the compensation, see "Compensation of Directors".

(2) Based on the closing price of the common share purchase warrants (LEV.WS) on the NYSE (US$0.05) on December 29, 2023, the last trading day of Fiscal 2023.

(3) Based on the closing price of the Common Shares on the NYSE (US$1.77) on December 29, 2023, the last trading day of Fiscal 2023.

(4) Based on the closing price of the Common Shares and common share purchase warrants (LEV.WS) on the NYSE (respectively US$1.77and US$0.05) on December 29, 2023, the last trading day of Fiscal 2023.

24 thelionelectric.com

DANE L. PARKER	Director



Dane L. Parker is the former Chief Sustainability Officer and Vice President, Sustainable Workplaces at General Motors, where he served in such role from 2015 to 2021. In such a role, Mr. Parker was a leading force behind the company's plan to become carbon neutral by 2040 and aspiration to have zero-emissions from all new light-duty vehicles by 2035. Mr. Parker also held global responsibilities for facility design, engineering, construction, operations, energy procurement and efficiency, real estate, environmental compliance, as well as workplace strategy. Prior to General Motors, Mr. Parker was Vice President, Global Environment, Health and Safety, Facilities and Real Estate for Dell, Inc. He also spent more than 13 years at Intel Corporation in the Technology and Manufacturing organization in a variety of operational roles, including as Director of Global Environment, Health and Safety. Mr. Parker earned his bachelor's in political sciences and his Master's in Business Administration degrees from Brigham Young University.

Age: 56

Texas, U.S.A

Independent

Director since 2022

Board/Committee Membership	Attendance	Other Public Board Membership
		None
Board of Directors	7/7	
Human Resources and Compensation Committee	3/4	
Nominating and Corporate Governance Committee	4/4	
Total:	14/15 (93,3%)	

Value of Total Compensation Received as Director(1)	
Fiscal 2023:	$132,318

Securities Held as of December 31, 2023

Common Shares (#)	Market Value of Common Shares(3) ($)	Common Share Purchase Warrants (#)	Market Value of Warrants(2) ($)	Options (#)	Value of Unexer-cised In-the-Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units(3) ($)	Total Market Value of Securities Held(4) ($)
9,842	17,420	9,842	492	-	-	66,745	118,139	136,051

Notes

(1) For a complete itemization of the compensation, see "Compensation of Directors".

(2) Based on the closing price of the common share purchase warrants (LEV.WS) on the NYSE (US$0.05) on December 29, 2023, the last trading day of Fiscal 2023.

(3) Based on the closing price of the Common Shares on the NYSE (US$1.77) on December 29, 2023, the last trading day of Fiscal 2023.

(4) Based on the closing price of the Common Shares and common share purchase warrants (LEV.WS) on the NYSE (respectively US$1.77 and US$0.05) on December 29, 2023, the last trading day of Fiscal 2023.

25 thelionelectric.com

ANN L. PAYNE	Director



Age: 64

Florida, U.S.A.

Independent

Director since 2022

Ann L. Payne has served as a member of Lion's Board since 2021. Ms. Payne served as an Audit Partner at PricewaterhouseCoopers LLP ("PwC"), a global accounting firm, from 1993 until her retirement in June 2019 and continued as a consultant until June 2020. At PwC, Ms. Payne provided professional services to domestic and international public and private corporations in the leisure, healthcare, and transportation sectors, led PwC's first U.S. based audit outsourcing center and provided support services for PwC's Audit Practice's National Quality Office. She currently serves as a member of the board of directors of Inspirato Incorporated, a subscription-based luxury travel company listed on the NASDAQ, where she serves as the Audit Committee Chair and a member of the Nominating and Corporate Governance Committee. Ms. Payne currently holds leadership roles on several non-profit boards. Since September 2020, Ms. Payne has served as Chair of the Foundation Board for St. Thomas Aquinas High School. Since September 1980, Ms. Payne has been involved with and currently serves as the Treasurer and Board Member for Jack & Jill Children's Center. Since January 1981, Ms. Payne has been a member of the Junior League of Greater Fort Lauderdale where she held numerous positions including President. She is a Certified Public Accountant in the state of Florida and is a member of the American Institute of Certified Public Accountants. Ms. Payne holds a B.S., summa cum laude, from Barry University. She also attended Yale University's Women on Boards Program and earned a Scholar Certificate from the Kellogg School of Management's Executive Education Program. She earned a Certificate in Cybersecurity Oversight from Carnegie Mellon University and a Certificate from the University of South Florida's Diversity, Equity, and Inclusion in the Workplace Program, and she completed the National Association of Corporate Directors' Virtual Director Professionalism Program.

Board/Committee Membership	Attendance	Other Public Board Membership	
		Entity	**Since**
Board of Directors	7/7	Inspirato Incorporated	
Audit Committee	4/4		
Nominating and Corporate Governance Committee	4/4		
Total:	15/15 (100%)		

Value of Total Compensation Received as Director[(1)]	
Fiscal 2023	$132,318

Securities Held as of December 31, 2023

Common Shares (#)	Market Value of Common Shares[(2)] ($)	Common Share Purchase Warrants (#)	Market Value of Warrants[(3)] ($)	Options(#)	Value of Unexercised In-the-Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units[(2)] ($)	Total Market Value of Securities Held ($)[(4)]
3,937	6,968	3,937	197	-	-	52,401	92,750	99,915

Notes

(1) For a complete itemization of the compensation, see "Compensation of Directors".

(2) Based on the closing price of the Common Shares on the NYSE (US$1.77) on December 29, 2023, the last trading day of Fiscal 2023.

(3) Based on the closing price of the common share purchase warrants (LEV.WS) on the NYSE (US$0.05) on December 29, 2023, the last trading day of Fiscal 2023.

(4) Based on the closing price of the Common Shares and common share purchase warrants (LEV.WS) on the NYSE (respectively US$1.77 and US$0.05) on December 29, 2023, the last trading day of Fiscal 2023.

26 thelionelectric.com

PIERRE-OLIVIER PERRAS	Director



Pierre-Olivier Perras has served as a member of Lion's Board since January 2021. Mr. Perras is the Managing Partner of Power Sustainable Energy Infrastructure Partnership. Prior to joining Power Sustainable, Mr. Perras worked at BMO Capital Markets, for over two decades, where he held various leadership positions in the Investment and Corporate Banking Group, in his last role he was Head of the Power, Utilities and Infrastructure Group, leading an international team across North America and Europe. Prior to joining BMO Capital Markets, Mr. Perras was a senior consultant analyst with an actuarial consultant. As part of his role at Power Sustainable, Mr. Perras also serves as Chair of the board of directors of Nautilus Solar and Potentia Renewables Inc. and also sits on the board of Lumenpulse Inc. Mr. Perras holds a Master of Business Administration degree from McGill University and a Bachelor of Science in Actuarial Sciences from Laval University. He is a Chartered Financial Analyst (CFA).

Age: 55

Québec, Canada

Not independent[(1)]

Director since 2021

Board/Committee Membership	Attendance	Other Public Board Membership
Board of Directors	7/7	None
Human Resources and Compensation Committee	4/4	
Nominating and Corporate Governance Committee	4/4	
Total:	15/15 (100%)	

Value of Total Compensation Received as Director[(2)]	
Fiscal 2023:	$132,318

Securities Held as of December 31, 2023

Common Shares (#)	Market Value of Common Shares[(3)] ($)	Common Share Purchase Warrants (#)	Market Value of Warrants[(4)] ($)	Options (#)	Value of Unexer-cised In-the-Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units[(3)] ($)	Total Market Value of Securities Held[(5)] ($)
3,937	6,968	3,937	197	-	-	58,314	103,216	110,381

Notes

(1) Mr. Perras is not considered independent as that term is defined under the NYSE Listing Rules and NI 58-101. See "Disclosure of Corporate Governance Practices — Board of Directors — Independence".

(2) For a complete itemization of the compensation, see "Compensation of Directors".

(3) Based on the closing price of the Common Shares on the NYSE (US$1.77) on December 29, 2023, the last trading day of Fiscal 2023.

(4) Based on the closing price of the common share purchase warrants (LEV.WS) on the NYSE (US$0.05) on December 29, 2023, the last trading day of Fiscal 2023.

(5) Based on the closing price of the Common Shares and common share purchase warrants (LEV.WS) on the NYSE (respectively US$1.77 and US$0.05) on December 29, 2023, the last trading day of Fiscal 2023.

27 thelionelectric.com

MICHEL RINGUET	Lead Director



Michel Ringuet has served as a member of Lion's Board since October 2017 and is, since May 2021, the Company's Lead Director. Mr. Ringuet is also the chair of the Audit Committee. From 2006 to 2016, Mr. Ringuet served as Chief Executive Officer of Master Group Inc., a leader in the distribution of HVAC/R equipment in North America, where he also served from 1990 to 2006 as Vice-President Finance and Administration. Prior to joining the Master Group, Mr. Ringuet worked in various finance and investment departments at the National Bank of Canada and Bank of Montréal. Mr. Ringuet sits on the board of Lumenpulse Inc., where he previously served on the audit committee while the company was listed on the TSX. Mr. Ringuet is also actively involved in the private equity industry, notably as one of the founding partners in W Investment Groups I and II, and also as member of the investment committees of BDG Appalaches I and II, and Cycle Capital Management I and III. Mr. Ringuet holds a bachelor's degree in administration from Université Laval and an MBA from McGill University.

Age: 65

Québec, Canada

Independent

Director since 2017

Board/Committee Membership	Attendance	Other Public Board Membership
		None
Board of Directors	7/7	
Audit Committee	4/4	
	Total: 11/11 (100%)	

Value of Total Compensation Received as Director[(1)]	
Fiscal 2023:	$143,660

Securities Held as of December 31, 2023

Common Shares[(2)] (#)	Market Value of Common Shares[(3)] ($)	Common Share Purchase Warrants (#)	Market Value of Warrants[(4)] ($)	Options (#)	Value of Unexer-cised In-the-Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units[(3)] ($)	Total Market Value of Securities Held[(5)] ($)
1,188,242	2,103,188	19,685	984	-	-	123,406	218,429	2,322,601

Notes

(1) For a complete itemization of the compensation, see "Compensation of Directors".

(2) Includes (i) 1,168,557 Common Shares held by Capital Mimar Inc., of which Mr. Ringuet has control over, directly and indirectly, a majority of the voting shares, and (ii) 19,685 Common Shares held by Placements Mica3 Inc., of which Mr. Ringuet has control over, directly and indirectly, a majority of the voting shares.

(3) Based on the closing price of the Common Shares on the NYSE (US$1.77) on December 29, 2023, the last trading day of Fiscal 2023.

(4) Based on the closing price of the common share purchase warrants (LEV.WS) on the NYSE (US$0.05) on December 29, 2023, the last trading day of Fiscal 2023.

(5) Based on the closing price of the Common Shares and common share purchase warrants (LEV.WS) on the NYSE (respectively US$1.77 and US$0.05) on December 29, 2023, the last trading day of Fiscal 2023.

28 thelionelectric.com

LORENZO ROCCIA	Director



Age: 49

Milan, Italy

Independent

Director since 2021

Lorenzo Roccia has served as a member of Lion's Board since 2021. Mr. Roccia is Chair of Transatlantic Holdings, an international financial holding company with interests in the financial services, logistics, energy, and beer sectors in the United States, Latin America and Europe, since 2009. Additionally, he is a Founder & Chair of Transatlantic Power Holdings and non-executive Director of Skyline Renewables, an independent renewable energy company in the United States with over 1GW+ of Wind and Solar assets. Mr. Roccia founded Roccia Ventures, L.P. and became a major shareholder and Senior Analyst in the Private Equity Group of Wit Soundview, an internet and technology Investment Bank. Roccia Ventures, L.P. became one of the largest shareholders of the bank along with the Goldman Sachs Group, Draper Fisher Jurvetson and Mitsubishi Corporation. The firm was taken public and subsequently sold to the Charles Schwab Group. Mr. Roccia started his career with Salomon Smith Barney.

Board/Committee Membership	Attendance	Other Public Board Membership
		None
Board of Directors	5/7	
Nominating and Corporate Governance Committee	2/4	
Total:	7/11 (63.3%)	

Value of Total Compensation Received as Director[1]	
Fiscal 2023:	$132,318

Securities Held as of December 31, 2023

Common Shares[2] (#)	Market Value of Common Shares ($)[3]	Common Share Purchase Warrants (#)	Market Value of Warrants[4] ($)	Options (#)	Value of Unexer-cised In-the-Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units[3] ($)	Total Market Value of Securities Held[5] ($)
103,937	183,968	3,937	197	-	-	58,314	103,216	287,381

Notes

(1) For a complete itemization of the compensation, see "Compensation of Directors".

(2) Includes (i) 3,937 Common Shares held by Mr. Roccia personally, and (ii) 100,000 currently held by Transatlantic Mobility Holdings LLC, of which Mr. Roccia has control over, directly and indirectly, a majority of the voting shares of the managing member of Transatlantic Mobility Holdings.

(3) Based on the closing price of the Common Shares on the NYSE (US$1.77) on December 29, 2023, the last trading day of Fiscal 2023.

(4) Based on the closing price of the common share purchase warrants (LEV.WS) on the NYSE (US$0.05) on December 29, 2023, the last trading day of Fiscal 2023.

(5) Based on the closing price of the Common Shares and common share purchase warrants (LEV.WS) on the NYSE (respectively US$1.77 and US$0.05) on December 29, 2023, the last trading day of Fiscal 2023.

29 thelionelectric.com

PIERRE WILKIE	Director



Pierre Wilkie has served as a member of Lion's Board from 2011 to 2017 and again since May 2019. He is the chair of the Human Resources and Compensation Committee since February 2022. Mr. Wilkie is a serial entrepreneur who has founded or participated in the creation of many enterprises, including in the manufacturing industry. He is currently the co-owner of M.A.C. Métal Architectural Inc. He also serves as the President of Deco Nat Inc. Prior to that, he acted as the co-president of Laboratoire Dr Renaud Inc. Mr. Wilkie holds a bachelor's degree in Economy and Finance from the École des Hautes Études Commerciales (HEC), Université de Montréal.

Age: 63

Québec, Canada

Independent

Director since 2019

Board/Committee Membership	Attendance	Other Public Board Membership
Board of Directors	6/7	None
Human Resources and Compensation Committee	4/4	
	Total: 10/11 (90.9%)	

Value of Total Compensation Received as Director[(1)]	
Fiscal 2023:	$141,768

Securities Held as of December 31, 2023

Common Shares (#)	Market Value of Common Shares[(2)] ($)	Common Share Purchase Warrants (#)	Market Value of Warrants[(3)] ($)	Options (#)	Value of Unexer-cised In-the-Money Options ($)	Deferred Share Units (#)	Market Value of Deferred Share Units[(2)] ($)	Total Market Value of Securities Held[(4)] ($)
9,842	17,420	9,842	492	-	-	123,801	219,128	237,040

Notes

(1) For a complete itemization of compensation, see "Compensation of Directors".

(2) Based on the closing price of the Common Shares on the NYSE (US$1.77) on December 29, 2023, the last trading day of Fiscal 2023.

(3) Based on the closing price of the common share purchase warrants (LEV.WS) on the NYSE (US$0.05) on December 29, 2023, the last trading day of Fiscal 2023.

(4) Based on the closing price of the Common Shares and common share purchase warrants (LEV.WS) on the NYSE (respectively US$1.77 and US$0.05) on December 29, 2023, the last trading day of Fiscal 2023.

30 thelionelectric.com

31 Cease Trade Orders To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees is, as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case, for a period of more than 30 consecutive days. Bankruptcies To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees is, as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular, a director or executive officer of any company (including the Company), that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees has, within the 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets. Securities Penalties or Sanctions To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees has (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee director.

Appointment of Independent Auditor

At the Meeting, Shareholders will be asked to appoint the firm of Raymond Chabot Grant Thornton LLP to hold office as the Company's independent auditor until the close of the next annual meeting of Shareholders.

Raymond Chabot Grant Thornton LLP has served as independent auditor of the Company since 2014 and has informed the Company that it is independent with respect to the Company within the meaning of the Code of Ethics of the *Ordre des comptables professionnels agréés du Québec*.

Unless a proxy specifies that the Common Shares it represents should be withheld from voting in respect of the appointment of the independent auditor or voted in accordance with the specification in the proxy, the Named Proxyholders intend to vote FOR the appointment of Raymond Chabot Grant Thornton LLP as independent auditor of the Company.

For Fiscal 2023 and the fiscal year ended December 31, 2022 ("**Fiscal 2022**"), the Company was billed the following fees by its independent auditor, Raymond Chabot Grant Thornton LLP:

	FISCAL 2023	FISCAL 2022
Audit Fees(1)	C$607,250	C$599,225
Audit Related Fees(2)	C$67,250	C$86,500
Tax Fees(3)	C$96,800	C$99,966
All Other Fees(4)	C$86,500	C$77,000
Total Fees Paid	**C$857,800**	**C$862,691**

(1) "Audit Fees" include fees necessary to perform the annual audit or reviews of the consolidated financial statements. This category also includes audit or review fees related to procedures performed in connection with prospectus and registration statement filings.
(2) "Audit Related Fees" include fees for assurance and related services by the independent auditor that are reasonably related to the performance of the audit or review of the Company's financial statements other than those included in "Audit Fees", such as advisory on accounting and reporting matters.
(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, as well assistance with responding to tax related questions.
(4) "All Other Fees" include fees for products and services provided by the independent auditor other than those included above. This category includes fees related to translation services.

In accordance with the provisions of the Charter of the Audit Committee, the audit committee of the Company (the "**Audit Committee**") is responsible for the pre-approval of all and any non-audit services to be provided to the Company or its subsidiary entities by the independent auditor, and any new mandates relating to non-audit services for which approval was not previously provided are confirmed with the Chair of the Audit Committee prior to the independent auditor performing any such services. At least annually, the Audit Committee reviews and confirms the independence of the independent auditor by obtaining statements from the independent auditor on any non-audit services. A rigorous process ensures that all services provided by the auditors comply with our standard as well as professional standards and securities regulations, including mandatory audit partner rotation.

Additional details with respect to the Audit Committee can be found in the section entitled "Audit Committee Information" of the Company's annual information form dated February 29, 2024 which is available under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

32 thelionelectric.com

33 Renewal of the Omnibus Plan Lion has two equity-based incentive plans, namely (i) a legacy equity-based incentive plan (the "Legacy Plan") adopted in November 2017 (as amended in December 2019) prior to the listing of the Common Shares on the NYSE and the TSX, and (ii) an omnibus equity-based incentive plan (the "Omnibus Plan") adopted in May 2021 in connection with the listing of the Common Shares on the NYSE and the TSX, which allows the Board to grant equity-based awards to eligible participants thereunder. No further grants were made nor will be made under the Legacy Plan following the adoption by Lion of the Omnibus Plan in May 2021. See the section entitled "Long-Term Equity Incentives" for more details. The maximum number of Common Shares reserved for issuance under the Legacy Plan is 10,375,186 Common Shares, and the maximum number of Common Shares available for issuance collectively under the Omnibus Plan and the Legacy Plan shall not exceed ten percent (10%) of the aggregate number of Common Shares issued and outstanding from time to time (on a non-diluted basis). In Fiscal 2023, an aggregate of 1,921,151 equity-based awards were granted under the Omnibus Plan representing 0.85% of the issued and outstanding Common Shares of the Company as of December 31, 2023. As at December 31, 2023, there were 8,701,199 Options outstanding under the Legacy Plan, and 2,058,376 Options, 779,975 DSUs and 897,240 RSUs (as such terms are defined herein) outstanding under the Omnibus Plan, collectively representing approximately 5.50% of the Company's outstanding Common Shares (on a non-diluted basis) as of such date. Accordingly, as at December 31, 2023, 10,181,703 Common Shares remained available for future issuance under the Omnibus Plan for purposes of TSX rules relating to the maximum number of securities reserved for issuance under "rolling plans", representing 4.50% of the Company's outstanding Common Shares (on a non-diluted basis) as of such date. As at April 4 2024, being the Record Date, there were 8,628,952 Options outstanding under the Legacy Plan, and 2,034,128 Options, 748,994 DSUs and 870,579 RSUs outstanding under the Omnibus Plan, collectively representing approximately 5.43% of the Company's outstanding Common Shares (on a non-diluted basis) as of such date. Accordingly, as at April 4, 2024, 10,338,938 Common Shares remained available for future issuance under the Omnibus Plan for purposes of TSX rules relating to the maximum number of securities reserved for issuance under “rolling plans”, representing 4.57% of the Company's outstanding Common Shares (on a non-diluted basis) as of such date. For more information on securities granted and reserved under the Company's equity incentive plans in Fiscal 2023, see the section below entitled "Securities Authorized for Issuance Under Equity Compensation Plans". In accordance with the rules of the Toronto Stock Exchange (the "TSX"), every three years after adoption, shareholders must approve all unallocated options, rights and other entitlements under a security- based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as "rolling plans" or "evergreen plans"), such as the Omnibus Plan. As the three-year term prescribed by the TSX will expire on May 6, 2024, shareholders will be asked at the Meeting as part of an ordinary resolution to renew the Omnibus Plan and to approve all unallocated options, rights and other entitlement issuable thereunder (the "Omnibus Plan Resolution"). If approval of the Omnibus Plan Resolution is obtained at the Meeting, the Company will not be required to seek further approval of the unallocated options, rights and other entitlements under the Omnibus Plan until May 15, 2027. If approval of the Omnibus Plan Resolution is not obtained at the Meeting, equity-based awards which have not been allocated as of May 6, 2024 and awards which are outstanding as of May 6, 2024 and which are subsequently cancelled, terminated or exercised will not be available for new grant of awards under the Omnibus Plan. Equity-based awards allocated prior to May 6, 2024 would be unaffected by the approval or disapproval of the Omnibus Plan Resolution. The full text of the Omnibus Plan Resolution is as follows: "WHEREAS the Company adopted effective on May 6, 2021, an omnibus equity-based incentive plan (the "Omnibus Plan") which does not have a fixed maximum number of common shares issuable thereunder;

34 AND WHEREAS the rules of the Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed number of maximum securities issuable, be approved every three (3) years; AND WHEREAS the Board of Directors of the Company believes renewal of the Omnibus Plan and approval of the unallocated options, rights and other entitlements thereunder is in the best interest of the Company. IT IS RESOLVED THAT: 1. The renewal of the Omnibus Plan is hereby approved. 2. All unallocated options, rights and other entitlements under the Omnibus Plan are hereby authorized and approved. 3. The Company is hereby authorized to continue granting options, rights and other entitlements under the Omnibus Plan until May 15, 2027. 4. Any director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to do all such further acts and to execute and deliver all such further documents of instruments as may be required in order to give effect to the foregoing resolutions and all such acts and all such documents or instruments so executed shall be deemed to have been authorized by these resolutions." The renewal of the Omnibus Plan, including all unallocated options, rights and other entitlements thereunder, was unanimously approved by the Board on April 2, 2024. As the Omnibus Plan contains an insider participation limit in accordance with the TSX rules, insiders of Lion entitled to receive benefits under the Omnibus Plan are eligible to vote their Common Shares with respect to the Omnibus Plan Resolution at the Meeting. Unless a proxy specifies that the Common Shares it represents should be voted against from voting in respect to the Omnibus Plan Resolution or voted in accordance with the specification in the proxy, the Named Proxyholders intend to vote FOR the Omnibus Plan Resolution. COMPENSATION OF DIRECTORS The director compensation program of the Company is designed to (i) be competitive and attract and retain the most qualified individuals to serve on the Board, (ii) provide appropriate compensation for the responsibilities assumed by the directors, and (iii) align the interest of the directors with the long-term interests of the Company and Shareholders. The Human Resources and Compensation Committee retained the services of Willis Towers Watson during Fiscal 2021 to review the Company's director compensation market positioning and to assist in the development of a formal director compensation policy for non-employee directors (the "Outside Directors"), which was adopted by Lion’s Board of Directors during the same year. Under such policy, all directors except Mr. Marc Bedard, CEO—Founder of the Company, are entitled to director compensation. As CEO—Founder, Mr. Marc Bedard does not receive compensation for his services as director of the Company. Mr. Bedard’s compensation serving as CEO—Founder is disclosed under the section "Executive Compensation ― Discussion and Analysis". The written mandate of the Human Resources and Compensation Committee provides that the Compensation Committee shall periodically evaluate and make recommendations to the Board of Directors regarding the director compensation program, including with respect to appropriate forms and amounts of compensation to be paid to Outside Directors, to ensure that it properly aligns the objectives described

35 above and that it realistically reflects the responsibilities and risks involved in being an effective director of the Company. Director Compensation Outside Directors are entitled to be paid as member of the Board of Directors, and, if applicable, as members of any committee of the Board of Directors, the following annual retainers: Role Cash Retainer Equity Retainer Total Amount per Year Annual Retainer Chair of the Board C$120,000 C$120,000 C$240,000 Member of the Board C$87,500 C$87,500 C$175,000 Committee Chair Retainer Chair of the Audit Committee C$7,500 C$7,500 C$15,000 Chair of the Human Resources and Compensation Committee C$6,250 C$6,250 C$12,500 Chair of the Nominating and Corporate Governance Committee C$5,000 C$5,000 C$10,000 The equity retainer is payable in the form of Deferred Stock Units ("DSUs") granted on a bi-annual basis under the Omnibus Plan. Detailed information about the Omnibus Plan can be found in the subsection entitled "Omnibus Plan" under the section "Executive Compensation ― Discussion and Analysis ― Long-Term Incentive Plans (LTIP)" of this Circular. All DSUs granted to Outside Directors under the Omnibus Plan vest entirely on the date of grant and take the form of a bookkeeping entry credited to the eligible director’s account to be paid after the director ceases to act as director. In the event any dividend were to be paid on the Common Shares, outstanding DSUs would earn dividend equivalents in the form of additional DSUs at the same rate as dividends would be paid on the Common Shares. DSUs will be settled in cash and/or in Common Shares of the Company purchased on the open market or issued from treasury, at the discretion of the Board of Directors. Each Outside Director can elect to receive up to 100% of his or her annual cash retainer in the form of DSUs. The cash and equity retainers are payable bi-annually with the number of DSUs to be issued determined based on the volume-weighted average trading price on the TSX for the five trading days prior to each such issuance. For Fiscal 2023, Mr. Pierre Larochelle. Mr. Michel Ringuet and Mr. Pierre Wilkie each elected to receive 100% of their annual cash retainer in the form of DSUs and Mr. Dane L. Parker elected to receive 50% of his annual cash retainer in the form of DSUs. During Fiscal 2023, two grants of DSUs were awarded to directors, with such grants being made on May 18, 2023 and December 15, 2023. In addition to the compensation described above that is payable to Outside Directors, directors are entitled to be reimbursed for reasonable travel and other expenses incurred by them in carrying out their duties as directors of the Company. The Company does not offer a meeting fee for Board of Directors members. The total retainer is deemed to be the full payment for the role of director. For a summary of the total compensation earned by such directors during Fiscal 2023, please refer to the next section. Total Compensation of Outside Directors The following table shows the allocation of fees and the total fees earned by Outside Directors of the Company during Fiscal 2023.

Name	Cash Retainer ($)[1][2]	Equity Retainer ($)[1][2][3]	Total ($)[1][2]	Allocation of Total Compensation[1][4][5] In Cash ($)	In DSUs[6] ($)
Pierre Larochelle	$90,732	$90,732	$181,464	-	$181,464
Latasha Akoma	$66,159	$66,159	$132,318	$66,159	$66,159
Sheila C. Bair	$69,939	$69,939	$139,878	$69,939	$69,939
Ann L. Payne	$66,159	$66,159	$132,318	$66,159	$66,159
Dane L. Parker	$66,159	$66,159	$132,318	$33,079	$99,239
Pierre-Olivier Perras	$66,159	$66,159	$132,318	$66,159	$66,159
Michel Ringuet	$71,830	$71,830	$143,660	-	$143,660
Lorenzo Roccia	$66,159	$66,159	$132,318	$66,159	$66,159
Pierre Wilkie	$70,884	$70,884	$141,768	-	$141,768

(1) All amounts are paid in Canadian dollars and have been converted to U.S. dollars at an exchange rate of C$1.00=US$0.7561, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on December 29, 2023.
(2) Represents cash and equity retainers earned by directors in Fiscal 2023.
(3) Share-based awards for Fiscal 2023 relate to DSUs granted on May 18, 2023 and December 15, 2023 on account of the directors' annual equity retainer. The value of share-based awards paid during Fiscal 2023 is calculated based on the grant date fair value of the awards granted under the Omnibus Plan. The grant date fair value was determined in compliance with IFRS 2, Share-based Payment and based on the volume weighted average trading price of the Common Shares on the TSX for the five days immediately preceding the grant date.
(4) In addition to the annual equity retainer disclosed under "Compensation of Directors", each Outside Director can elect to receive up to 100% of his or her annual cash retainer in the form of DSUs. The cash and equity retainers are payable on a bi-annual basis with the number of DSUs to be issued determined based on the volume-weighted average trading price on the TSX for the five trading days prior to each such issuance. For Fiscal 2023, Mr. Pierre Larochelle. Mr. Michel Ringuet and Mr. Pierre Wilkie each elected to receive 100% of their annual cash retainer in the form of DSUs and Mr. Dane L. Parker elected to receive 50% of his annual cash retainer in the form of DSUs.
(5) None of the Outside Directors are entitled to perquisites or other personal benefits which, in the aggregate, are worth C$50,000 or more, or over 10% of their fees.
(6) Grants of DSUs earned by directors during Fiscal 2023 were made on May 18, 2023 and December 15, 2023 comprised of 93,387 DSUs for Mr. Larochelle representing a value of C$240,000, 34,048 DSUs for Ms. Akoma representing a value of C$87,500, 35,993 DSUs for Ms. Bair representing a value of C$92,500, 34,048 DSUs for Ms. Payne representing a value of C$87,500, 51,071 DSUs for Mr. Parker representing a value of C$131,250, 34,048 DSUs for Mr. Perras representing a value of C$87,500, 73,931 DSUs for Mr. Ringuet representing a value of C$190,000, 34,048 DSUs for Mr. Roccia representing a value of C$87,500, and 72,959 DSUs for Mr. Wilkie representing a value of C$187,500.

Director Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Award

The following table summarizes, for each Outside Director, the number and value of all option-based and share-based awards which were outstanding as at December 31, 2023, being the last day of Fiscal 2023.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS	
Name	**Number of securities underlying unexercised options (#)[1]**	**Option exercise price ($)**	**Option expiration date**	**Value of unexercised in-the-money options ($)[2]**	**Number of DSUs that have not vested (#)[3]**	**Market or Payout Value of DSUs not paid out or distributed ($)[4]**
Pierre Larochelle	-	-	-	-	-	$283,099
Latasha Akoma	-	-	-	-	-	$78,761
Sheila C. Bair	41,289[5]	$5.66	September 15, 2030	-	-	$108,982
Ann L. Payne	-	-	-	-	-	$92,750
Dane L. Parker	-	-	-	-	-	$118,139
Pierre-Olivier Perras	-	-	-	-	-	$103,216
Michel Ringuet	-	-	-	-	-	$218,429
Lorenzo Roccia	-	-	-	-	-	$103,216
Pierre Wilkie	-	-	-	-	-	$219,128

36
thelionelectric.com

37 (1) Represent a grant of options made under the Legacy Option Plan (as defined below) in prior fiscal years. No option grant was made under the Legacy Plan since the adoption of the Omnibus Plan on May 6, 2021. (2) The value of unexercised in-the-money options is calculated based on the difference between the exercise price of the option and the closing price of the Common Shares on the NYSE on December 29, 2023, being $1.77 per Common Share. (3) All DSUs granted to Outside Directors under the Omnibus Plan vest entirely on the date of grant. (4) Represents DSUs granted under the Omnibus Plan as well as DSUs granted as a result of Outside Director(s) having elected to receive all or a portion of his or her annual retainer in the form of DSUs. The value of DSUs not paid out or distributed is calculated based on the closing price of the Common Shares on the NYSE on December 29, 2023, being $1.77 per Common Share. (5) On September 15, 2020, Ms. Bair received an options grant under the Legacy Plan, entitling her to purchase (taking into account the share split completed in connection with the Company’s business combination transaction that closed on May 6, 2021), subject to any vesting conditions, 41,289 Common Shares at an option exercise price per Common Shares of $5.66. Incentive Plan Awards – Value Vested or Earned During the Year None of the option-based awards held by Outside Directors that vested during Fiscal 2023 was in-the-money. See “Total Compensation of Outside Directors” and “Outstanding Share-Based Awards and Option-Based Award” for details on the DSUs granted during Fiscal 2023, all of which vested entirely on the date of grant and took the form of a bookkeeping entry credited to the eligible director’s account to be paid after the director ceases to act as director. Share Ownership Guidelines for Directors On August 11, 2021, the Board of Directors adopted share ownership guidelines for Outside Directors according to which each Outside Director is expected to hold a minimum of 2.5x their total annual retainer in Common Shares and/or DSUs. Pursuant to the guidelines, each director will be required to attain the required level of share ownership within five years of the later of (i) the date on which such director joined the Board of Directors, or (ii) the date of adoption of the guidelines. As of the date of this Circular, only Michel Ringuet currently meets the Company's share ownership guidelines for Outside Directors. See “Business of the Meeting – Description of Proposed Nominee Directors” for information concerning the individual holdings of the director nominees. EXECUTIVE COMPENSATION ― DISCUSSION AND ANALYSIS The following discussion describes the significant elements of the Company’s executive compensation program, with particular emphasis on the process for determining the compensation payable to the named executive officers ("Named Executive Officer" or "NEOs"), being (i) the Chief Executive Officer ("CEO"), (ii) the Chief Financial Officer ("CFO"), and (iii) each of the three other most highly compensated executive officers (or individuals acting in a similar capacity) of the Company. For Fiscal 2023, the Company’s NEOs were: • Marc Bedard, CEO—Founder; • Nicolas Brunet, President; • Richard Coulombe, Chief Financial Officer; • Nathalie Giroux, Chief People Officer; and • Yannick Poulin, Chief Operating Officer. Executive Compensation Philosophy and Objectives Lion operates in a dynamic and rapidly evolving industry. To succeed in this environment and to achieve its business and financial objectives, Lion needs to attract, retain and motivate a highly talented team of executive officers. The executive compensation program is based on a pay for performance philosophy.

38 Lion’s compensation philosophy is designed to: • align the compensation provided to its executives, including the Named Executive Officers, with the achievement of business objectives including growth, manufacturing ramp-up and product development; • enable Lion to attract, motivate and retain key individuals who contribute to Lion’s long-term success; • promote increase in shareholder value and strong alignment with the shareholders’ interests; • encourage teamwork and innovation; • determine a clear link between both business and individual performance and all short-term and long-term components of compensation; and • encourage nimbleness and agility in managing the business to succeed. Role and Accountabilities of the Human Resources and Compensation Committee The Human Resources and Compensation Committee is currently composed of Messrs. Wilkie, Perras, Parker and Ms. Bair, with Mr. Wilkie acting as chair. All members of the Human Resources and Compensation Committee have a working familiarity with human resources and compensation matters. The relevant experience of each member of the Human Resources and Compensation Committee is described as part of their respective biographies. See "Business of the Meeting – Description of Proposed Nominee Directors". Each of Mr. Wilkie, Ms. Bair and Mr. Parker is considered independent under the standards set forth under Section 1.4 of National Instrument 52-110—Audit Committees ("NI 52-110"), whereas Mr. Perras is not considered independent under such standards. The Board of Directors encourages an objective process for determining compensation by, among other things, reviewing compensation-related matters under the Human Resources and Compensation Committee’s responsibility comprised of a majority of independent directors and by reviewing any potential conflicts in order to ensure the integrity of the process. See "Disclosure of Corporate Governance Practices – Board of Directors – Independence" for a discussion on the independence of the members of the Board of Directors. The Human Resources and Compensation Committee plays a critical role in the oversight and governance of the executive compensation policies and programs of the Company. The purpose of the Committee is to assist the Board of Directors in fulfilling its oversight responsibilities as they relate to the Company’s key human resources and compensation policies, plans and programs, and to review the performance of, and to review and determine (or recommend to the Board of Directors for approval) the compensation to be paid to, the Company’s executive officers. The Human Resources and Compensation Committee evaluates and recommends to the Board of Directors for approval the compensation policies, plans and programs advisable for the executive officers of the Company, and evaluates and recommends to the Board of Directors from time to time for approval the adoption of any new policies, plans and programs or any modification or termination of existing policies, plans and programs as it deems necessary. The objective of the Human Resources and Compensation Committee is to maintain an overall compensation structure designed to attract, retain and motivate executive officers by providing appropriate levels of risk and reward in proportion to individual contribution and individual and corporate performance. The Human Resources and Compensation Committee reviews and approves, or recommends to the Board of Directors for approval, individual and corporate goals and objectives relevant to the compensation of the Company’s executive officers, evaluates the performance of the Company’s executive officers in light of such goals and objectives and with appropriate input from other independent directors

39 and, in the case of the Company’s executive officers other than the CEO—Founder, the CEO—Founder, and determines and recommends to the Board of Directors for approval the compensation levels for the CEO and the Company’s other executive officers. The Board of Directors has adopted a written charter for the Human Resources and Compensation Committee describing the mandate of the Committee. Under its charter, the Human Resources and Compensation Committee assumes various responsibilities on matters that are specific to executive compensation. Please refer to the section "Disclosure of Corporate Governance Practices – Board of Directors Committees – Human Resources and Compensation Committee" for further information regarding the Human Resources and Compensation Committee and its mandate. Compensation Consulting Services and Related Fees Under its charter, the Human Resources and Compensation Committee has the authority to retain from time to time the services of executive compensation consultants to provide independent advice on executive and/or director compensation and related governance issues. The Human Resources and Compensation Committee also has the authority to determine and pay the fees of such consultants. All compensation and non-compensation services provided by such independent advisors, consultants and experts to the Company must be pre-approved by the Human Resources and Compensation Committee or its chair. The Human Resources and Compensation Committee and the Board of Directors did not retain the services of any executive compensation consultants to provide independent advice on the executive and/or director compensation and related governance issues during Fiscal 2023 nor Fiscal 2022. As such, the Company did not incur consulting fees in connection with executive compensation related matters in Fiscal 2023 nor Fiscal 2022. In Fiscal 2021, the Board of Directors retained Willis Towers Watson, an independent consulting firm, to provide advice in connection with the Company’s executive compensation practices in the context of the Company’s initial listing on the TSX and NYSE, including, among other things, with respect to establishing the Company’s peer comparator group, benchmarking executive compensation policies and plans and supporting the design of an equity based, long term incentive compensation framework for the executive officers of the Company. Market Positioning and Benchmarking As part of the executive compensation review and design process undertaken in Fiscal 2021 in connection with the Company’s initial listing of the TSX and the NYSE, the Human Resources and Compensation Committee established a peer group (the "Comparator Group") to benchmark compensation with a view to ensure that executive compensation policies and plans are competitive and generally aligned with market practice. The selection criteria used to determine the composition of the Comparator Group include the following: • companies competing for similar talent in North America; • companies in similar industry sectors; • publicly-traded organizations in Canada and the United States; and • companies of comparable size (measured by operations and market capitalization). The Comparator Group was established by the Human Resources and Compensation Committee with the assistance of Willis Towers Watson, and used to benchmark executive compensation policies and

40 plans. The Comparator Group is composed of the following companies, which meet all or some of the foregoing criteria: Comparator Group BRP Inc. Blue Bird Corporation NFI Group Inc. Spruce Power (formerly XL Fleet Corp.) CAE Inc. Canoo Inc. Héroux-Devtek Inc. Workhorse Group Inc. Savaria Corporation Nikola Corporation GreenPower Motor Company Inc. Hyliion Holdings Corp. PACCAR Inc Lordstown Motors Corp.(1) Navistar International Corporation(2) Proterra Inc.(3) (1) On March 14, 2024, Nu Ride Inc., formerly known as Lordstown Motors Corp ("Nu Ride") announced that it had successfully emerged from bankruptcy pursuant to its confirmed plan of reorganization. Upon emergence from the bankruptcy process, Nu Ride common stock was issued a new ticker symbol: "NRDE" on the OTC Pink Market. (2) On July 1, 2021, the Traton Group completed the acquisition of all of the common shares of Navistar International Corporation, which was delisted from the NYSE. (3) On August 7, 2023, Proterra has voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the District of Delaware in an effort to strengthen its financial position through a recapitalization or going-concern sale. This Comparator Group is supplemented by other sources of competitive pay information and represents an important input in establishing compensation levels and structure. The Human Resources and Compensation Committee, in accordance with its compensation philosophy, periodically assesses the composition of the Comparator Group and the competitiveness of the compensation package to make compensation-related decisions. Principal Elements of Compensation The compensation of the Company’s executive officers includes three major elements: (i) base salary; (ii) short-term incentives, consisting of annual bonuses and (iii) long-term equity incentives, consisting of awards under the Omnibus Plan. Perquisites and personal benefits are not a significant element of compensation of the executive officers of the Company. The Company’s compensation philosophy is to set the total direct compensation package for its Named Executive Officers at market median based on the Company's Comparator Group and is designed to result in above market median compensation when performance so warrants. Base Salary Annual base salaries are intended to provide a fixed component of compensation to Lion’s Named Executive Officers, reflecting their skill sets, experience, roles and responsibilities. Base salaries for Lion’s Named Executive Officers have generally been set at levels deemed necessary to attract and retain individuals with superior talent. A Named Executive Officer’s base salary is determined by taking into consideration the NEO’s total compensation package and the Company’s overall compensation philosophy. The Human Resources and Compensation Committee reviews base salaries periodically, and at least annually, to ensure that they continue to reflect individual performance and market conditions, and merit increases or other adjustments are made, as deemed appropriate. Additionally, Lion may choose to adjust base salaries as warranted throughout the year to reflect promotions or other changes in the scope or breadth of a Named Executive Officer’s role or responsibilities, as well as to maintain market competitiveness, including within the Comparator Group. Annual Short-Term Incentive Program (STIP) In accordance with the terms of their respective employment agreements, certain of Lion’s Named Executive Officers and other executive officers are eligible to receive annual cash bonuses based on individual and company performance or other criteria as may be determined by Lion’s Board of Directors

41 from time to time. The Company's STIP is designed to motivate executive officers to meet the Company's business and financial objectives generally. In Fiscal 2023, actual payouts under the STIP could range from zero to two times each NEO’s target STIP and were dependent upon the achievement of the business and individual performance goals described below. Furthermore, if a NEO did not meet a certain threshold with respect to his/her personal goals, his/her actual STIP award could be nil for that reference year, regardless of the business performance. For Fiscal 2023, the bonus awarded under the STIP with respect to NEOs and other members of the management was determined by the Board of Directors upon recommendation from the Human Resources and Compensation Committee, based on business performance metrics (50%) and the achievement of personal goals (50%). Applicable business performance metrics and targets and individual personal goals of each NEOs as well as the corresponding payout levels were established at the beginning of the year by the Board of Directors upon recommendation from the Human Resources and Compensation Committee. The table below sets out the performance metrics that comprised the business performance component of the Fiscal 2023 STIP: Performance Metric Weight of Metric Gross Margin 20% Adjusted EBITDA(1) 20% Revenue 60% (1) Refer to the management discussion and analysis of the Company for the year ended December 31, 2023 for additional information on Adjusted EBITDA, a non-IFRS measure. For Fiscal 2023, most NEOs achieved their applicable personal goals. Personal goals established by the Human Resources and Compensation Committee for each NEOs were aligned with the Company’s business plan and strategy, with the objective of producing long-term benefits to the Company as opposed to immediate short-term success that may not necessarily be sustainable. Personal goals related to, among others, the delivery of growth projects such as the ramp-up of the Company’s Saint-Jérôme and Joliet facilities and its Mirabel Battery Plant, the effective utilization of resources and cost control and optimization initiatives and the product development and commercialization of products. The individual performance of the NEO is determined by clear pre-determined criteria for achievement of the respective NEO’s personal goals.

The table below sets out the STIP targets, maximum and actual payout earned by the NEOs for Fiscal 2023:

NEO	Position	Target Payout (as % of base salary)	Target Payout ($)	Maximum Payout (as % of base salary)	Maximum Payout ($)	Actual Business Performance Payout (50% of STIP)	Actual Personal Goal Performance (50% of STIP)	Actual Total Payout under STIP (as % of base salary)	Actual Total Payout under STIP
Marc Bedard	CEO – Founder	100%	$485,260	200%	$970,520	$208,662	$218,367	88%	$427,029(1)
Nicolas Brunet	President	83%(2)	$298,798	166%(2)	$597,596	$128,483	$134,459	73%	$262,942
Richard Coulombe	Chief Financial Officer	58%(3)	$171,228	116%(3)	$342,456	$73,628	$77,053	52%	$150,681
Nathalie Giroux	Chief People Officer	50%	$126,997	100%	$253,994	$54,609	$57,149	44%	$111,757
Yannick Poulin	Chief Operating Officer	50%	$135,859	100%	$271,718	$58,419	$44,154	38%	$102,573

(1) For Fiscal 2023, Mr. Bedard informed the Board of Directors that, in the circumstances, he would accept that his bonus under the STIP for Fiscal 2023 be paid to him in the form of share units instead of cash. As of the date of this Circular, the type as well as the terms and conditions of such share units have not been determined by the Board. Such determination is expected to be made by the Board in connection with the annual grants to be made in May 2024.

(2) Mr. Brunet's target and maximum payouts in his former role as Executive Vice President and Chief Financial Officer were 75% and 150% of his base salary respectively. His target and maximum payouts in his current role as President are 100% and 200% of his base salary respectively.

(3) Mr. Coulombe's target and maximum payouts in his former role as Senior Vice President, Strategic Initiatives were 50% and 100% of his base salary respectively. His target and maximum payouts in his current role as Chief Financial Officer are 75% and 150% of his base salary respectively.

Long-Term Equity Incentives

Equity-based incentive awards represent a variable element of compensation designed to align Lion's interests and those of its shareholders with those of its employees, including its Named Executive Officers. Equity awards reward performance and continued employment by an executive officer, with associated benefits to Lion of attracting and retaining employees. The Company believes that options, restricted share units ("**RSUs**") and performance share units ("**PSUs**") provide executive officers with a strong link to long-term corporate performance and the creation of shareholder value. As of the date hereof, stock option awards and RSUs are the two types of equity awards that Lion has granted to its employees, including its Named Executive Officers. See "Long-Term Incentive Plans" below for vesting, settlement, and other terms of such awards.

Prior to adoption of the Omnibus Plan, Lion made equity-based awards to NEOs by issuing options under the Company's legacy equity-based incentive plan adopted in November 2017, as amended and restated in December 2019 and May 2021 (the "**Legacy Plan**"). Following adoption of the Omnibus Plan effective as of May 6, 2021, equity-based awards made by Lion have been made under the Omnibus Plan, and no further grants were nor will be made under the Legacy Plan. The terms of Lion's equity plans are described below in the section entitled "Executive Compensation – Principal Elements of Compensation – Long-Term Incentive Plans (LTIP)".

In connection with the grants of equity-based awards, the Human Resources and Compensation Committee determines the grant size and terms to be recommended to the Board of Directors. As part of their annual review of the Company's compensation practices, the Human Resources and Compensation Committee and the Board of Directors determine the precise structure of long-term incentive compensation. Option-based awards granted under the Omnibus Plan in Fiscal 2023 have a 10-year term and vest in four equal tranches each January 1st following the date of grant. RSU-based awards granted in Fiscal 2023 will

42

thelionelectric.com

43 vest entirely upon determination of the share unit vesting determination date by the Board following the third January 1st following the grant date, and can be settled in cash, Common Shares or a combination thereof, as the Board may, in its discretion, determine on the share unit vesting determination date. For Fiscal 2023, equity-based incentive awards granted by the Board of Directors to NEOs under the LTIP were divided in two types of awards, namely the Restricted Shares Units (RSUs) and Options, both weighted at 50%. At the Meeting, Shareholders will be asked to approve the renewal of the Omnibus Plan, including all unallocated options, rights and other entitlements thereunder. See "Business of the Meeting – Renewal of the Omnibus Plan" for additional details. Additional Information on Long-Term Incentive Plans (LTIP) The principal features of Lion’s Long-Term Incentive Plans (LTIP) are summarized below. As further discussed in the section "Executive Compensation ― Discussion and Analysis - Principal Elements of Compensation" above, the value of the LTIP grants varies by the level of responsibility and the Named Executive Officer’s performance as assessed by the Human Resources and Compensation Committee and the Board of Directors. Omnibus Plan General. Lion adopted its Omnibus Plan in May 2021 in connection with the listing of its Common Shares on the NYSE and the TSX. The Omnibus Plan provides different types of equity-based incentives to be granted to certain of the Company’s directors, executive officers, employees and consultants, including options, RSUs, PSUs and DSUs, collectively referred to as "awards". To date, the Board of Directors has granted options, RSUs and DSUs under the Omnibus Plan. The Board of Directors is responsible for administering the Omnibus Plan and may delegate its responsibilities thereunder to a committee thereof or to a plan administrator. The following discussion is qualified in its entirety by the full text of the Omnibus Plan and each grant agreement evidencing the applicable awards. The Board of Directors is entitled to, in its sole discretion, from time to time, designate the directors, executive officers, employees and consultants to whom awards will be granted and determine, if applicable, the number of Common Shares to be covered by such awards and the terms and conditions of such awards. Awards under the Omnibus Plan are generally made by the Board of Directors upon recommendation from the Human Resources and Compensation Committee. Each award granted under the Omnibus Plan is personal to the participant and is not assignable or transferable by the participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased participant. At the Meeting, Shareholders will be asked to approve the renewal of the Omnibus Plan, including all unallocated options, rights and other entitlements thereunder. See "Business of the Meeting – Renewal of the Omnibus Plan" for additional details. Shares Available Under the Plan. The maximum number of Common Shares available for issuance, in the aggregate, under the Omnibus Plan and the Legacy Plan shall not exceed ten percent (10%) of the aggregate number of Common Shares issued and outstanding from time to time (calculated on a non-diluted basis). As of December 31, 2023, 226,184,932 Common Shares were issued and outstanding and, as such, a maximum of 22,618,493 Common Shares could be issued in the aggregate pursuant to awards granted under the Omnibus Plan and the Legacy Plan. Subject to obtaining shareholder approval in accordance with TSX rules, (i) any Common Share subject to an award which has been exercised or settled in Common Shares will again be available for issuance under the Omnibus Plan, (ii) the number of Common Shares available for issuance under the Omnibus Plan and the Legacy Plan will increase as the number of issued and outstanding Common Shares

44 increases from time to time, (iii) any Shares subject to an award which has been exercised or settled in Common Shares will again be available for issuance under the Omnibus Plan, and (iv) if an outstanding award (or portion thereof) under the Omnibus Plan or an outstanding option under the Legacy Plan expires or is forfeited, surrendered, cancelled or otherwise terminated for any reason without having been exercised or settled in full, the Common Shares covered by such award or option under the Legacy Plan, if any, will again be available for issuance under the Omnibus Plan. Common Shares will not be deemed to have been issued pursuant to the Omnibus Plan with respect to any portion of an award that is settled in cash. Subject to the insider participation limit set out below and the overall shares available under the Omnibus Plan described above, the Omnibus Plan does not limit the maximum number of Common Shares that any one person or company is entitled to receive under the Omnibus Plan. Insider Participation Limit. The aggregate number of Common Shares issuable to insiders and their associates at any time under the Omnibus Plan, the Legacy Plan or any other proposed or established share compensation arrangement, will not exceed 10% of the issued and outstanding Common Shares, and the aggregate number of Common Shares issued to insiders and their associates under the Omnibus Plan or any other proposed or established share compensation arrangement within any one-year period will not exceed 10% of the issued and outstanding Common Shares. Options. All options granted under the Omnibus Plan will have an exercise price determined and approved by the Board of Directors at the time of grant, which will not be less than the market price of the Common Shares on the date of the grant. For purposes of the Omnibus Plan, the market price of the Common Shares as of a given date will generally be the volume weighted average trading price on the TSX (on the NYSE for U.S. based employees) for the five trading days immediately preceding such date. Subject to any vesting conditions set forth in a participant’s grant agreement, an option will be exercisable during a period established by the Board of Directors which will not be more than ten years from the grant of the option. The Omnibus Plan provides that the exercise period will automatically be extended if the date on which it is scheduled to terminate will fall during a blackout period. In such cases, the extended exercise period will terminate ten business days after the last day of the blackout period. The Board of Directors is entitled, in its discretion, to provide for procedures to allow a participant to elect to undertake a "cashless exercise" or a "net exercise" in respect of options. Share Units. The Board of Directors is authorized to grant RSUs, PSUs and DSUs evidencing the right to receive Common Shares, cash based on the value of a Common Share (based on the volume weighted average price of five (5) trading days on the applicable exchange where the Common Shares are listed, preceding such date where the value is determined), or a combination thereof at some future time to eligible persons under the Omnibus Plan. Although DSUs may be available for grant to directors, executive officers, employees and consultants, Lion currently expects to only grant DSUs as a form of non-executive director compensation. RSUs generally become vested, if at all, following a period of continuous employment. PSUs are similar to RSUs, but their vesting is, in whole or in part, conditioned on the attainment of specified performance metrics as may be determined by the Board of Directors. The terms and conditions of grants of RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these awards will be set out in the participant’s grant agreement. Subject to the achievement of the applicable vesting conditions, the settlement of an RSU or PSU will generally occur on or as soon as reasonably practicable following the vesting date and, for an RSU or PSU that is subject to the Income Tax Act (Canada), no later than three (3) years after the last day of the calendar year in which the performance of services for which such RSU or PSU was granted occurred. The settlement of a DSU will generally occur following a pre-established deferral period, which may be upon or following the participant ceasing to be a director, executive officer, employee or consultant of Lion, subject to satisfaction of any applicable conditions.

45 The outstanding RSUs and DSUs, any other share unit awards that may be issued under the Omnibus Plan from time to time, can be settled, at Lion's option, in cash or Common Shares which shares can be bought on secondary markets or issued from treasury. Dividend Share Units. If, as the case may be, dividends (other than share dividends) are paid on Common Shares, additional share unit equivalents may be automatically granted to each participant who holds RSUs, PSUs or DSUs on the record date for such dividends. If the Board of Directors provides for an award of RSUs, PSUs or DSUs to receive dividend share units, such units will be subject to the same vesting or other conditions applicable to the underlying RSUs, PSUs or DSUs, as applicable. Recapitalization. In the event of any change in the capital structure or any other change affecting the Common Shares, the Board of Directors will equitably adjust the aggregate number or kind of shares that may be delivered under the Omnibus Plan, the number or kind of shares or other property (including cash) subject to an award, and the terms and conditions of awards. In the event of any other change in the capital structure or business of Lion or other corporate transaction, the Board of Directors will be entitled, in its sole discretion, subject to the required approval of a stock exchange (if any), to make equitable adjustments to be made in such circumstances in order to maintain the economic rights of the participants in respect of awards under the Omnibus Plan. Change of Control. In the event of a change of control, or other changes in Lion or the outstanding Common Shares by reason of a recapitalization, reorganization, arrangement, merger, consolidation, combination, exchange or other relevant change, the Board of Directors will have the power, in its sole discretion, to modify the terms of the Omnibus Plan and/or the awards granted thereunder, including to cause the power to accelerate vesting, waive any forfeiture conditions or otherwise modify or adjust any other condition or limitation regarding an award. The Board of Directors will be entitled, at its discretion, to accelerate the time of exercisability of an award, redeem in whole or in part outstanding awards, cancel awards that remain subject to a restricted period, and make such adjustments to awards then outstanding as the Board of Directors deems appropriate to reflect the change of control or other such event, including providing for the substitution, assumption, or continuation of awards by the successor company or a parent or subsidiary thereof. Trigger Events. The Omnibus Plan provides that, except as otherwise determined by the Board of Directors, upon the termination for cause of a participant, any awards granted to such participant, whether vested or unvested, will automatically terminate and become void. The Omnibus Plan further provides that upon a participant’s termination of employment without cause, or upon the resignation or retirement of a participant, (i) the Board of Directors may determine, in its sole discretion, that a portion of the PSUs, RSUs and/or DSUs granted to such participant will immediately vest (based on the vesting terms, including, if applicable, achievement of performance criteria, up to the termination date, as determined in the final and sole discretion of the Board of Directors), (ii) all unvested options will be forfeited, and (iii) vested options will remain exercisable until the earlier of 90 days (30 days for a resignation or retirement) after the termination date or the expiration date of the options. Finally, upon a participant’s termination of employment as a result of death or disability, except as otherwise determined by the Board of Directors, (i) all rights, title and interest in the options granted to such participant which are unvested will continue to vest in accordance with the terms of the Omnibus Plan and the participant’s grant agreement, for a period of up to two years, (ii) vested options (including such options that vest during the period following the termination date) will remain exercisable until the earlier of (A) two years after the termination date, and (B) the expiry date of the options, and (iii) a portion of PSUs, RSUs and/or DSUs granted to the participant will immediately vest, as determined by the Board of Directors. Financial Assistance. Unless otherwise determined by the Board of Directors, the Company does not offer financial assistance to any participant in regards to the exercise of any award granted under the Omnibus Plan.

46 Amendments and Termination. The Omnibus Plan terminates in accordance with its terms on the 10th anniversary of its effective date of May 6, 2021. The Board of Directors is entitled to suspend or terminate the Omnibus Plan at any time, or from time to time amend or revise the terms of the Omnibus Plan or of any granted award, provided that no such suspension, termination, amendment or revision will be made, (i) except in compliance with applicable laws and with the prior approval, if required, of the shareholders, the NYSE and/or TSX or any other regulatory body having authority over Lion, and (ii) if it would adversely alter or impair the rights of any participant, without the consent of the participant except as permitted by the terms of the Omnibus Plan. Subject to the foregoing, the Board of Directors may, from time to time, in its absolute discretion and without approval of the shareholders of the Company, make the following amendments: • any amendment to the vesting provision, if applicable, or assignability provisions of the awards; • any amendment to the expiration date of an award that does not extend the terms of the award past the original date of expiration of such award; • any amendment regarding the effect of termination of a Participant’s employment or engagement; • any amendment to the terms and conditions of grants of PSUs, RSUs or DSUs, including the performance criteria, as applicable, quantity, type of award, grant date, vesting periods, settlement date and other terms and conditions with respect to the awards; • any amendment which accelerates the date on which any award may be exercised or payable, as applicable, under the Omnibus Plan; • any amendment to the definition of an eligible participant under the Omnibus Plan (other than with respect to eligible participants who are eligible to receive an award of “incentive stock options”), it being understood that, as applicable, any amendment aimed at expanding the scope of persons that may be eligible under the Omnibus Plan will not be made without obtaining the approval of the shareholders of the Company as may be required under the rules of any stock exchange on which the Common Shares are listed at the applicable time; • any reduction in the option price of an option or any cancellation and replacement of an option with an option with a lower option price, to the extent such reduction or replacement does not benefit an insider; • any amendment necessary to comply with applicable law or the requirements of a stock exchange or any other regulatory body; • any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of the Omnibus Plan, correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Omnibus Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Plan; • any amendment regarding the administration of the Omnibus Plan; • any amendment to add a provision permitting the grant of awards settled otherwise than with Common Shares issued from treasury; • any amendment to add a cashless exercise feature or net exercise procedure; • any amendment to add a form of financial assistance; and

47 • any other amendment that does not require the approval of the holders of Common Shares under the Omnibus Plan. The Board of Directors will be required to obtain shareholder approval to make the following amendments: • except for adjustments permitted by the Omnibus Plan, any reduction in the exercise price of an option or any cancellation of an option and replacement of such option with an option with a lower exercise price, to the extent such reduction or replacement benefits an insider; • any increase in the maximum number of Common Shares issuable pursuant to the Omnibus Plan, including any amendment to the maximum number of Common Shares expressed as a fixed percentage; • any increase in the maximum number of Common Shares that may be issuable to insiders pursuant to the insider participation limit; • any extension of the term of an award beyond its original expiry date, to the extent such amendment benefits an insider; • any amendment which increases the maximum number of Common Shares that may be issuable upon exercises of options issued under the Omnibus Plan as incentive stock options intended to meet the requirements of Section 422 of the U.S. Internal Revenue Code of 1986; • any amendment to the Omnibus Plan’s amendment provisions; and • any amendment which modifies the definition of eligible participant used for purposes of determining eligibility for the grant of “incentive stock options” under the Omnibus Plan. Except as specifically provided in a grant agreement approved by the Board of Directors, awards granted under the Omnibus Plan will generally not be transferable other than by will or the laws of succession. Legacy Plan General. The Company has previously granted options to acquire Common Shares to certain directors, officers and employees of the Company and its subsidiaries under the Legacy Option Plan. The Legacy Plan was originally adopted in November 2017, and subsequently amended and restated in December 2019. In May 2021, Lion made certain amendments to the Legacy Plan to take into account, among other things, the fact that the Common Shares were traded on the NYSE and the TSX. The options issued under the Legacy Plan were granted at exercise prices equal to or exceeding the fair market value of the underlying shares at the time of initial grant. Following adoption of the Omnibus Plan, no further awards were nor will be made under the Legacy Plan; however, awards outstanding under the Legacy Plan continue in full effect in accordance with their existing terms. The Legacy Plan includes terms and conditions required by the TSX for an equity incentive plan such as restrictions relating to amendments of the plan and restrictions on insider participation. The Board of Directors administers the Legacy Plan and has full authority and discretion to administer and interpret the Legacy Plan and to prescribe such rules and regulations and make such other determinations as it deems necessary or useful for the administration of the Legacy Plan. No option to acquire Common Shares under the Legacy Plan is assignable or transferable by the optionee other than by will or under the law of succession. Share Reserve. The maximum number of Common Shares reserved for issuance under the Legacy Plan is 10,375,186. As discussed under the section entitled "Omnibus Plan" above, the maximum number of Common Shares available for issuance, in the aggregate, under the Omnibus Plan and the Legacy Plan shall not exceed ten percent (10%) of the aggregate number of Common Shares issued and outstanding from time to time (calculated on a non-diluted basis).

Capital Reorganization. In the event of any reorganization, change in the number of issued and outstanding Common Shares by reason of any stock dividend, stock split, recapitalization, merger, or exchange of shares or other similar corporate change, an equitable adjustment will be made by the Board of Directors in the number and/or kind of shares subject to outstanding options under the Legacy Plan and in the exercise price of such outstanding options.

Financial Assistance. Unless otherwise determined by the Board of Directors, the Company does not offer financial assistance to any participant in regards to the exercise of any option granted under the Legacy Plan.

Trigger Events; Change of Control. The Legacy Plan provides that certain events, including termination for cause, resignation, termination other than for cause, retirement, death or disability, may trigger forfeiture or reduce the vesting period, where applicable, of outstanding stock options. In the event of a change of control, the Board of Directors will have the right to accelerate the vesting of any unvested options in connection with such change of control. Except as otherwise set forth in any document evidencing a grant of any option, in the event of any change of control transaction in which there is an acquiring or surviving entity, the Board of Directors may provide for substitute or replacement options of similar value from, or the assumption of outstanding options by, the acquiring or surviving entity or one or more affiliates of such entity, any such substitution, replacement or assumption to be on such terms as the Board of Directors in good faith determines. The Board of Directors will be entitled to, in its sole discretion, terminate any or all stock option outstanding, provided that any such stock option that have vested will remain exercisable until consummation of such change of control.

The following table sets out the number of stock options, RSUs and DSUs which could result in the issuance of Common Shares from treasury, in each case, granted during Fiscal 2023, Fiscal 2022 and Fiscal 2021 and expressed as percentage of the weighted average number of Common Shares outstanding for Fiscal 2023 (i.e. the burn rate).

	Fiscal Year	Number of Stock Options, RSUs and DSUs Granted(1)	Weighted Average Number of Outstanding Common Shares	Burn Rate(1)
Omnibus Plan	2023	1,921,151	224,311,227	0.86%
	2022	558,697	193,113,983	0.29%
	2021	294,854	162,245,092	0.18%
Legacy Option Plan	2023	-	224,311,227	-
	2022	-	193,113,983	-
	2021	-	162,245,092	-

(1) The burn rate is calculated by dividing the number of options, RSUs and DSUs granted during the applicable fiscal year by the weighted average number of Common Shares outstanding for the applicable fiscal year.

As at December 31, 2023, 2,058,376 stock options, 779,975 DSUs and 897,240 RSUs had been granted or issued under the Omnibus Plan, and there were 8,701,199 stock options outstanding under the Legacy Plan, such that a maximum of 10,181,703 Common Shares remained available for future issuance in the aggregate under the Omnibus Plan for purposes of TSX rules relating to the maximum number of securities reserved for issuance under the Omnibus Plan. As of the date hereof, stock option awards and RSUs are the two types of equity awards that Lion has granted to its employees, including its Named Executive Officers.

48

thelionelectric.com

49 At the Meeting, Shareholders will be asked to approve the renewal of the Omnibus Plan, including all unallocated options, rights and other entitlements thereunder. See “Business of the Meeting – Renewal of the Omnibus Plan” for additional details. Other Benefits and Pension Arrangements The Named Executive Officers are eligible to participate in benefits available generally to salaried employees, including health, dental, life and disability insurance benefits on the same terms as all other employees. Among other benefits, Named Executive Officers are eligible to participate on a voluntary basis in the pension arrangements generally offered to the employees of the Company and on the same terms. Canadian based NEOs can contribute to the pension arrangement which is the Employer Group Registered Retirement Savings Plan (GRRSP) and the Company will pay 50% of the NEO’s contribution, up to a maximum of 1% of the NEO’s base salary. US based NEOs can contribute to the pension arrangement which is the Company’s 401K Plan and the Company will pay 50% of the NEO’s contribution, up to a maximum of 1% of the NEO’s base salary. Hedging / Anti-Hedging Policy The NEOs and the directors are, under the terms of the Company’s insider trading policy, prohibited from engaging in any hedging or monetization activities including, without limitation, any use of financial instruments (such as options, puts, calls, forward contracts, futures, swaps, collars or units of exchange funds) or any other transactions that are designed to hedge or offset a decrease in the market value of any Common Shares or other Lion securities beneficially owned by an NEO or director, directly or indirectly, or in the value of any equity-based compensation awards of an NEO or director (such as stock options, deferred share units, restricted share units and performance share units). Executive Succession Planning The Board, in assistance with the Human Resources and Compensation Committee, is responsible to ensure that a succession plan is in place for the Company’s executive officers. The objective of this process is to identify individuals who are able to move into key leadership roles not only in the normal course of the Company’s business plan but also in the event of an unplanned vacancy, and to assist these individuals in developing their skills and competencies. The Board also reviews how to leverage succession planning as a tool to ensure progress in the diversity of the management team and how the executive succession planning process itself can be improved. The Human Resources and Compensation Committee receives periodic updates from management on this leadership succession planning process, discusses succession scenarios, assesses the readiness of potential candidates to fill senior leadership roles and identifies roles for which an external talent search may be required. The Board also meets with members of the executive management team through their participation in meetings and presentations to the Board, as well as occasionally at informal meetings throughout the year, which allow Board members to engage with members of the management team who are potential future leaders of the Company. Clawback Effective October 2, 2023, the Company adopted a clawback policy which describes the circumstances in which the Company will be required to recover, and executive officers will be required to repay or return, erroneously awarded compensation to the Company or any of its subsidiaries in accordance with the applicable rules of the NYSE listing rules, Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The policy requires a clawback of compensation received during the three fiscal years immediately preceding the date the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. An accounting restatement under the policy is defined as an accounting restatement: (i) due to the material non-compliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial

50 statements that is material to the previously issued financial statements (a "Big R" restatement); or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a "little r" restatement). Among other things, the policy covers incentive-based compensation awarded on the basis of financial measures (including total shareholder return and stock price), requires recovery without regard to culpability, and prohibits the Company from insuring, reimbursing insurance or indemnifying any current or former executive officer against the loss of erroneously awarded compensation. In addition, in the event of misconduct by an executive officer, the Company has the discretion, to the extent permitted by applicable law, to recover all or any portion of any incentive-based compensation (including cash or equity-based incentive compensation) that has been granted to or earned by the executive officer since the implementation of the policy (together with any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any such compensation). Compensation Risk Management The Board and the Human Resources and Compensation Committee consider the implications of the risks associated with Lion's compensation policies and practices as part of their respective responsibilities related to overseeing matters related to executive and director compensation. The Company’s current compensation structure attempts to ensure that compensation and incentive plans do not promote unwanted behavior and unnecessary risk-taking based on, amongst other things: • a reasonable balance of fixed and variable compensation, and an appropriate mix of share-based compensation and short and long-term compensation; • qualitative and quantitative metrics used to determine the amounts of awards to NEOs with respect to the STIP and the LTIP; • share ownership requirements requiring outside directors to maintain a meaningful equity ownership in the Company; • a prohibition on the hedging of equity-based compensation; • clawback of compensation in connection with material noncompliance with financial reporting requirements; • policies and practices being generally applied on a consistent basis to all executive officers; • an annual review of executive compensation to ensure continued relevance, effectiveness and alignment with the Company’s compensation objectives; and • a Human Resources and Compensation Committee composed of a majority of independent directors. After considering the overall policies and practices applicable to all employees, including the NEOs, the Human Resources and Compensation Committee did not identify any risks arising from the Company's compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company.

51 Performance Results The following graph compares the Company’s cumulative total shareholder return to the S&P/TSX Composite Index, assuming reinvestment of any dividends and considering a $100 investment on May 7, 2021, being the date the Common Shares began trading on the TSX and the NYSE. The trend shown by the above graph shows a cumulative total shareholder return on an investment in the Common Shares since May 7, 2021 that is below that of an investment on the S&P/TSX Composite Index. However, there has been significant volatility during that period. Fluctuating investor sentiment relating to the future prospects of electric vehicle manufacturers, especially manufacturers who became publicly listed in the last few years, continues to fuel considerable speculation for the Common Shares and the shares of other electric vehicle manufacturers. It is critical for the Company to ensure that its compensation structure allows it to attract, retain and motivate a highly talented team of executive officers that will be essential to navigate the current challenging environment and to the execution of the Company’s business plan and growth strategy. While the Board of Directors recognizes shareholders’ perspective and certain of the Company’s shareholders’ focus on share price performance, the Board’s approach to executive compensation is aligned with the Company’s strategy of focusing on long-term value over short- term results, especially given the volatile industry in which the Company operates. In addition, for Fiscal 2023, in the circumstances, Marc Bedard informed the Board of Directors that he would accept that his bonus under the STIP for Fiscal 2023 be paid to him in the form of share units instead of cash. As of the date of this Circular, the type as well as the terms and conditions of such share units have not been determined by the Board. Such determination is expected to be made by the Board in connection with the annual grants to be made in May 2024. As described in this Circular, the compensation policy for the Company’s NEOs is primarily tied to financial performance of the business and the achievement of the personal objectives, and not specifically to Common Share performance. As a result, the use of the Common Share trading price on the TSX may continue to be an incomplete indicator of the executives' performance and the general corporate performance of the Company. That said, in order to align the interests of the Company’s executive officers with those of its shareholders, a substantial portion of compensation paid to the Company’s executive officers is in the form of long-term equity-based incentives such that the overall value of compensation paid to the Company’s NEOs is directly affected by the Company’s share price. We believe that the table below (which compares (i) the compensation for the past three years disclosed under the summary compensation table with (ii) the actual compensation realized with respect to such compensation up to December 31, 2023 (including, in the case of incentives, the compensation that was realizable as at December 31, 2023)), illustrates the alignment of Lion’s executive team compensation with shareholder experience.

NEO	Position	Year	Disclosed Compensation ($)(1)	Actualized Realizable Value ($) as at December 31, 2023(2)
Marc Bedard	CEO – Founder	2023	1,647,705	1,228,078
		2022	1,375,415	805,823
		2021	587,114	587,114
Nicolas Brunet	President	2023	1,345,025	769,511
		2022	764,506	496,714
		2021	395,395	395,395
Richard Coulombe	Chief Financial Officer	2023	603,389	509,520
		2022	488,728	355,833
		2021	30,035	30,035
Nathalie Giroux	Chief People Officer	2023	493,863	421,054
		2022	403,078	304,145
		2021	534,867	271,663
Yannick Poulin	Chief Operating Officer	2023	566,327	456,804
		2022	485,918	336,539
		2021	232,159	232,159

(1) Represents the sum of (i) base salary, (ii) non-equity incentive plan compensation paid under the Company's STIP, (iii) all other compensation, and (iv) the grant date fair value of share-based awards (RSUs) and option-based awards, in each case during that fiscal year and as disclosed in the summary compensation table.

(2) Represents the sum of (i) base salary, (ii) non-equity incentive plan compensation paid under the Company's STIP, (iii) all other compensation, and (iv) the payout value of the RSUs and the market value of unexercised stock options granted during that fiscal year, in each case based on the closing price of the Common Shares on the TSX as at December 31, 2023 (being C$2.36). As at December 31, 2023, none of the RSUs granted to the NEOs in Fiscal 2021, Fiscal 2022 and Fiscal 2023 had vested, none of the options granted to the NEOs in Fiscal 2021, Fiscal 2022 and Fiscal 2023 had been exercised, and all such options were out-of-the-money.

52 thelionelectric.com

Summary Compensation Table

The following table sets forth information concerning the compensation paid by the Company to the NEOs for the fiscal years ended December 31, 2023, December 31, 2022 and December 31, 2021.

Name and Principal Position	Fiscal Year	Base Salary ($)[(1), (2)]	Share-Based Awards ($)[(1), (3)]	Option-Based Awards ($)[(1), (4)]	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)[(1), (6)]	Total Compensation ($)
					Annual Incentive Plan ($)[(1), (5)]	Long-Term Incentive Plans ($)			
Marc Bedard CEO— Founder	2023	485,661	794,537[(7)]	367,507	—[(7)]	—	—	—	1,647,705
	2022	456,979	345,054	345,053	228,329	—	—	—	1,375,415
	2021	391,291	—	—	195,823	—	—	—	587,114
Nicolas Brunet President[(8)]	2023	358,155	172,940	550,988	262,942	—	—	—	1,345,025
	2022	321,019	161,595	161,595	120,297	—	—	—	764,506
	2021	286,698	—	—	108,697	—	—	—	395,395
Richard Coulombe Chief Financial Officer[(9)]	2023	289,695	80,570	82,443	150,681	—	2,897	—	606,286
	2022	249,261	73,095	73,092	62,271	—	2,305	31,009	491,033
	2021	30,035	—	—	—	—	—	—	30,035
Nathalie Giroux Chief People Officer	2023	254,573	63,767	63,766	111,757	—	2,546	—	496,409
	2022	226,601	59,933	59,933	56,611	—	1,755	—	404,833
	2021	95,566	142,015	141,983	76,423	—	—	78,880	534,867
Yannick Poulin Chief Operating Officer	2023	271,915	95,919	95,920	102,573	—	—	—	566,327
	2022	256,815	90,491	90,493	48,119	—	—	—	485,918
	2021	232,159	—	—	—	—	—	—	232,159

(1) The base salaries, share-based awards, option-based awards, annual incentive and all other compensation of the NEOs are paid in Canadian dollars. Except where otherwise noted, the amounts reported in the above table for the NEOs have been converted to U.S. dollars (i) in the case of amounts relating to Fiscal 2023, at an exchange rate of C$1.00 = US$0.7561, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on December 29, 2023, (ii) in the case of amounts relating to Fiscal 2022, at an exchange rate of C$1.00 = US$0.7383, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on December 30, 2022, and (iii) in the case of amounts relating to Fiscal 2021, at an exchange rate of C$1.00 = US$0.7888, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on December 31, 2021.

(2) The amounts reported in this column represent the earned base salary received by each NEO in the applicable fiscal year. For Fiscal 2023, the earned base salary received for NEOs who are paid in Canadian dollars was C$642,324 for Mr. Bedard, C$473,688 for Mr. Brunet, C$383,144 for Mr. Coulombe, C$336,692 for Ms. Giroux and C$359,629 for Mr. Poulin.

(3) The amounts reported in this column represent the grant date fair value of RSUs granted to NEOs under the Omnibus Plan. The grant date fair value was determined in compliance with IFRS 2, Share-based Payment and based on the volume weighted average trading price of the Common Shares on the TSX or the NYSE, as applicable, for the five days immediately preceding the grant date. During Fiscal 2021, the RSU grant reported in this column were made to Ms. Giroux as an inducement to enter into a full-time employment agreement with the Company. Mr. Coulombe's Fiscal 2022 RSU grant was exceptionally granted earlier as per his employment contract, with a grant date of December 9, 2021. Includes an amount of C$564,778, representing Mr. Bedard's bonus under the STIP for Fiscal 2023 which will be paid in the form of share units instead of cash, as described under footnote 7 below.

53

thelionelectric.com

(4) The amounts reported in this column represent the estimated grant date fair value of options granted under the Omnibus Plan. During Fiscal 2021, the option grant reported in this column were made to Ms. Giroux as an inducement to enter into a full-time employment agreement with the Company. Mr. Coulombe's Fiscal 2022 option grant was exceptionally granted earlier as per his employment contract, with a grant date of December 9, 2021. Mr. Brunet's Fiscal 2023 option grant includes a special option grant of C$500,000 for his nomination as President as of September 11, 2023. The amounts reported in this column do not represent cash received by the optionees, and the actual value realized upon the future vesting and exercise of such options may be less or greater than the grant date fair values indicated in this column. As of December 31, 2023, none of the options granted to NEOs during Fiscal 2023, Fiscal 2022 and Fiscal 2021 were in-the-money. Amounts shown have been calculated using the Black-Scholes method based on the volume weighted average trading price on the TSX or the NYSE, as applicable, for the five trading days prior to the grant date. The Black-Scholes method is used to estimate the grant date fair value of option-based awards because it is the most commonly used share-based award pricing model and is considered to produce a reasonable estimate of fair value. The assumptions used to measure the fair value of the options granted during Fiscal 2023 under the Black-Scholes method at the grant date were as follows:

	March 21, 2023 Canadian Grant	**September 11, 2023 Canadian Grant**
Dividend yield	0%	0%
Expected volatility	40%	40%
Risk-free interest rate	2.87	3.87
Expected option term	6.25	6.25
Black-Scholes Value (C$)	1.207	1.325

(5) The amounts reported in this column represent the annual cash bonuses awarded to each NEO under the STIP for services rendered in each fiscal year as described in "Executive Compensation — Discussion and Analysis — Principal Elements of Compensation — Annual Short-Term Incentive Program (STIP)". For Fiscal 2023, the cash bonus awarded under the STIP to NEOs was C$347,761 for Mr. Brunet, C$199,287 for Mr. Coulombe, C$147,807 for Ms. Giroux and C$135,661 for Mr. Poulin.

(6) Perquisites and other personal benefits which, in the aggregate, are worth less than C$50,000 or 10% of the total salary of a NEO are not included under "All Other Compensation". Messrs. Bedard, Coulombe and Poulin received a car allowance in Fiscal 2023, Fiscal 2022 and Fiscal 2021. Mr. Brunet and Ms. Giroux received a car allowance in Fiscal 2023 and Fiscal 2022. For Fiscal 2022, the payments made to Mr. Coulombe include (i) a car allowance of $12,000, and (ii) an amount of $30,000 related to relocation. For Fiscal 2021, the payments made to Ms. Giroux represent a lump sum signing bonus of C$100,000 in connection with the signing of her employment agreement with the Company.

(7) For Fiscal 2023, Mr. Bedard informed the Board that, in the circumstances, he would accept that his bonus under the STIP for Fiscal 2023 be paid to him in the form of share units instead of cash. As of the date of this Circular, the type as well as the terms and conditions of such share units have not been determined by the Board. Such determination is expected to be made by the Board in connection with the annual grants to be made in May 2024.

(8) Mr. Brunet was appointed as President of the Company effective as of September 11, 2023. Prior to that, Mr. Brunet served as Executive Vice President and Chief Financial Officer of the Company since December 2019 and earned remuneration from the Company in such role.

(9) Mr. Coulombe was appointed as Chief Financial Officer of the Company effective as of September 11, 2023. Prior to that, Mr. Coulombe served as Senior Vice President, Strategic Initiatives of the Company since November 2021 and earned remuneration from the Company in such role.

54

thelionelectric.com

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards Table

The following table summarizes, for each of the NEOs, the number of option-based and share-based awards which were outstanding as at December 31, 2023, being the last day of Fiscal 2023.

Name	Option-Based Awards				Share-Based Awards		
	Number of Securities Underlying Unexercised Options (#)[(1)]	Option Exercise Price ($)[(2)]	Option Expiration Date	Value of Unexercised In-the-Money Options ($)[(3)]	Number of Shares or Units of Shares that have not Vested (#)[(4)]	Market or Payout Value of Share-Based Awards that have not Vested ($)[(5)]	Market or Payout Value of Vested Share-Based Awards not Paid out or Distributed ($)
Marc Bedard	402,698	2.08	2033/03/21	—	176,748	315,388	—
	141,582	5.23	2032/05/13	—	67,538	120,515	—
	314,935	0.71	2029/06/14	338,134	—	—	—
	2,641,440	0.71	2027/11/01	2,836,014	—	—	—
Nicolas Brunet	377,358	2.19	2033/09/11	—	—	—	—
	189,499	2.08	2033/03/21	—	83,173	148,414	—
	65,083	5.33	2032/05/20	—	31,046	55,398	—
	2,245,917	0.71	2029/12/26	2,411,356	—	—	—
Richard Coulombe	90,337	2.08	2033/03/21	—	38,749	69,144	—
	14,600	10.05	2031/12/09	—	7,449	13,292	—
Nathalie Giroux	69,872	2.08	2033/03/21	—	30,668	54,724	—
	24,592	5.23	2032/05/13	—	11,731	20,933	—
	26,389	12.19	2031/08/09	—	11,653	20,794	—
Yannick Poulin	105,104	2.08	2033/03/21	—	46,131	82,316	—
	37,131	5.23	2032/05/13	—	17,712	31,605	—
	52,490	0.71	2029/06/14	56,357	—	—	—
	490,238	0.71	2027/11/01	526,350	—	—	—

(1) Represents the number of vested and unvested unexercised options.

(2) All options included in this table have an exercise price in Canadian dollars. The conversion price for such options has been converted to U.S. dollars at an exchange rate of C$1.00 = US$0.7561, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on December 29, 2023.

(3) Options are in-the-money if the market value of the Common Shares underlying the options is greater than the option exercise price. The value shown is equal to the excess, if any, of the Common Share closing price on the TSX (being C$2.36), on December 29, 2023, over the option's exercise price. The actual value realized will be based on the actual in-the-money value upon exercise of the options, if any. The options vest in 25% tranches over a period of four years beginning on (i) the first anniversary date of the date of hire with respect to options granted in Fiscal 2021 to Mr. Coulombe and Ms. Giroux or (ii) the first anniversary date of the date of grant with respect to options granted to Mr. Bedard, Mr. Brunet and Mr. Poulin for grants before Fiscal 2022 and (iii) each January 1st of the following years for grants starting in Fiscal 2022.

(4) Represents shares underlying RSUs granted to NEOs under the Omnibus Plan. RSUs vest on (i) the third anniversary of the date of hire for RSUs granted in Fiscal 2021 for Mr. Coulombe and Ms. Giroux and (ii) the third January 1st following the grants starting in Fiscal 2022.

(5) Value is based on the Common Share closing price on December 29, 2023 on the TSX (being C$2.36). The market or payout value of share-based awards that have not vested for all NEOs, has been calculated in Canadian dollars and converted to U.S. dollars at an exchange rate of C$1.00 = US$0.7561, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on December 29, 2023.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides, for each NEO, a summary of the value of the option-based and share-based awards that vested or non-equity incentive plan compensation earned during Fiscal 2023:

55

thelionelectric.com

56 Name Option-Based Awards – Value Vested During the Year ($)(1) Share-Based Awards – Value Vested During the Year ($) Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)(2) Marc Bedard 111,918 — —(3) Nicolas Brunet 704,653 — 262,942 Richard Coulombe — — 150,681 Nathalie Giroux — — 111,757 Yannick Poulin 18,653 — 102,573 (1) Calculated as the difference between the market price of the Common Shares on the date of vesting or the last trading day prior to vesting and the exercise price payable in order to exercise the options, for options that are in-the-money. (2) Amounts are equal to those shown in the “Non-Equity Incentive Plan Compensation – Annual Incentive Plans” column in the Summary Compensation Table. (3) For Fiscal 2023, Mr. Bedard informed the Board that, in the circumstances, he would accept that his bonus under the STIP for Fiscal 2023 be paid to him in the form of share units instead of cash. As of the date of this Circular, the type as well as the terms and conditions of such share units have not been determined by the Board. Such determination is expected to be made by the Board in connection with the annual grants to be made in May 2024. Summary of NEO Employment Agreements We have entered into an employment agreement with each of Lion's Named Executive Officers. Each employment agreement has an indefinite term. The material terms of each of our NEO employment agreements follow: Marc Bedard In May 2015, Marc Bedard entered into an employment agreement with Lion. Mr. Bedard’s employment with Lion will continue until terminated in accordance with the terms of the employment agreement. The employment agreement provides for (1) a base salary; and (2) an annual performance bonus. Mr. Bedard is also entitled to participate in the Company's long term incentive plan. The employment agreement provides Mr. Bedard with potential severance benefits if his employment with Lion is terminated for any reason other than (i) death, (ii) insolvency or bankruptcy, (iii) permanent or long-term incapacity or disability, (iv) for cause or (v) Mr. Bedard's voluntary resignation or his retirement, in a maximum amount equivalent to 24 months of his then current annual base salary, paid in lump sum. Under his employment agreement, Mr. Bedard is subject to non-competition obligations during and for two years following his termination of employment, is subject to restrictions on soliciting Lion’s employees during and for three years following his termination of employment, and is subject to confidentiality and intellectual property assignment covenants. Nicolas Brunet On December 11, 2019, Nicolas Brunet entered into an employment agreement with Lion to serve as Executive Vice-President and Chief Financial Officer of Lion. Mr. Brunet’s employment with Lion will continue until terminated in accordance with the terms of the employment agreement. The employment agreement provides for (1) a base salary; (2) an annual performance bonus; and (3) participation in the Company's long term incentive plan. The employment agreement provides Mr. Brunet with potential severance benefits if his employment with Lion is terminated without cause, in a maximum amount equivalent to 12 months of its then current annual base salary, paid in lump sum. Under his employment agreement, Mr. Brunet is subject to restrictions on soliciting Lion’s employees during and following his termination of employment, and is subject to confidentiality and intellectual property assignment covenants. Effective September 11, 2023, Mr. Brunet received a confirmation letter for his new position of President of Lion. Richard Coulombe On November 22, 2021, Richard Coulombe entered into an employment agreement with Lion to serve as SVP – Strategic Initiatives of Lion. Mr. Coulombe’s employment with Lion will continue until

57 terminated in accordance with the terms of the employment agreement. The employment agreement provides for (1) a base salary; (2) an annual performance bonus; and (3) participation in the Company’s long term incentive plan. Under his employment agreement, Mr. Coulombe is subject to non-competition obligations during and for 12 months following his termination of employment, is subject to restrictions on soliciting Lion’s employees, clients and suppliers during and for 12 months following his termination of employment, and is subject to confidentiality and intellectual property assignment covenants. Effective September 11, 2023, Mr. Coulombe received a confirmation letter for his new position of Chief Financial Officer and to provide Mr. Coulombe with potential severance benefits if his employment with Lion is terminated without cause, in a maximum amount equivalent to 12 months of its then current annual base salary. Under his employment agreement, Mr. Coulombe is subject to non-competition obligations during and for 12 months following his termination of employment, is subject to restrictions on soliciting Lion’s employees, clients and suppliers during and for 12 months following his termination of employment, and is subject to confidentiality and intellectual property assignment covenants. Nathalie Giroux On July 1, 2021, Nathalie Giroux entered into an employment agreement with Lion to serve as Chief People Officer of Lion. Ms. Giroux’s employment with Lion will continue until terminated in accordance with the terms of the employment agreement. The employment agreement provides for (1) a base salary; (2) an annual performance bonus; (3) participation in the Company's long term incentive plan; and (4) a signing bonus comprised of stock options, restricted share units and a cash bonus. The employment agreement provides Ms. Giroux with potential severance benefits if her employment with Lion is terminated without cause, in a maximum amount equivalent to 12 months of its then current annual base salary. Under her employment agreement, Ms. Giroux is subject to restrictions on soliciting Lion’s employees during and following her termination of employment, and is subject to confidentiality and intellectual property assignment covenants. Yannick Poulin On March 14, 2016, Yannick Poulin entered into an employment agreement with Lion, to serve as Chief Operating Officer of Lion. Mr. Poulin's employment with Lion will continue until terminated in accordance with the terms of the employment agreement. Mr. Poulin is entitled to (1) a base salary; (2) an annual performance bonus; and (3) participation in the Company's long-term incentive plan. Upon a termination of Mr. Poulin’s employment without cause, any severance payments or benefits to be provided to Mr. Poulin will be determined in accordance with applicable law. On September 13, 2017, Mr. Poulin entered into a confidentiality, non-competition and non-solicitation agreement with the Company pursuant to which Mr. Poulin became subject to non-competition obligations during and for 12 months following his termination of employment, is subject to restrictions on soliciting Lion’s employees, client and suppliers during and for 12 months following termination of employment, and is subject to confidentiality and intellectual property assignment covenants. Severance on Termination of Employment Employment of an NEO can be terminated by any of the following means: resignation by the executive, termination by the Company for cause, termination by the Company other than for cause, the retirement of the executive or disability or death of the executive. Severance entitlements are set out in individual NEO employment agreements and the Omnibus Plan and Legacy Plan. The following table sets forth estimates of the minimum amounts which would have been payable to each of the NEOs who were employed by the Company as at the end of Fiscal 2023 assuming the occurrence of certain events as of December 31, 2023:

58 Name of the NEO Termination other than for Cause ($)(1) (2) Voluntary Resignation, Retirement ($) Termination for Cause ($) Marc Bedard Salary/Severance 980,021 — — Nicolas Brunet Salary/Severance 396,953 — — Richard Coulombe Salary/Severance 345,916 — — Nathalie Giroux Salary/Severance 260,855 — — Yannick Poulin Salary/Severance — — — (1) Termination other than for cause includes termination other than for cause following a Change of Control. Amounts exclude all vested in-the-money options which were outstanding as of December 31, 2023. (2) Represents the severance payable described under "Summary of NEO Employment Agreements" above. The Legacy Plan and Omnibus Plan do not provide for automatic acceleration of vesting or payout of awards upon termination other than for cause and as such, no amount is included in this table in respect of the options and RSUs held by each NEO. A NEO is not entitled to receive any payment under the STIP relating to a partially completed financial year if the effective date of his or her termination (with or without cause) or resignation occurs prior to the end of the fiscal year in respect of which the payout under the STIP is calculated. Moreover, upon an NEO's termination of employment without cause, or upon the resignation or retirement of an NEO, the Board may determine, in its sole discretion, that (i) a portion of the awards granted to such NEO will immediately vest, (ii) all unvested options will be forfeited, and (iii) vested options will remain exercisable until the earlier of 90 days (30 days for a resignation or retirement) after the termination date or the expiration date of the options. In addition, except as otherwise determined by the Board, on the effective date of a NEO’s termination for cause, all such NEO’s vested and unvested options are forfeited and all his or her other benefits are terminated. For additional discussion on the various provisions that apply upon termination of employment of a NEO or a change of control of the Company see "Executive Compensation – Long-Term Incentive Plans (LTIP)".

59 Securities Authorized for Issuance under Equity Compensation Plans The following table provides a summary, as of December 31, 2023, of the security-based compensation plans or individual compensation arrangements pursuant to which equity securities of the Company may be issued: Plan Category(1) Number of Securities to be Issued upon Exercise of Outstanding Options, RSUs or DSUs (#) Weighted-Average Exercise Price of Outstanding Options ($) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Appearing in Second Column) (#) Equity compensation plans approved by security holders - - - - Equity compensation plans not approved by security holders Legacy Plan(2) Options: 8,701,199 C$1.13 10,181,704 Omnibus Plan(3) Options: 2,058,376 DSUs: 779,975 RSUs: 897,240 C$3.86 - - Total 12,436,789 C$1.65 10,181,704 (1) See "Executive Compensation ― Equity Incentive Plans” for a description of the Legacy Plan and Omnibus Plan. (2) The Legacy Plan was adopted in November 2017 (as amended in December 2019 and May 2021) prior to the listing of the Common Shares on the NYSE and the TSX. (3) The Omnibus Plan was adopted in May 2021 in connection with the listing of the Common Shares on the NYSE and the TSX. At the Meeting, Shareholders will be asked to approve the renewal of the Omnibus Plan, including all unallocated options, rights and other entitlements thereunder. See "Business of the Meeting – Renewal of the Omnibus Plan" for additional details.

60 DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES The Canadian securities regulatory authorities have issued corporate governance guidelines pursuant to National Policy 58-201—Corporate Governance Guidelines (the "Corporate Governance Guidelines"), together with certain related disclosure requirements pursuant to National Instrument 58-101—Disclosure of Corporate Governance Practices ("NI 58-101"). The Corporate Governance Guidelines are recommended as “best practices” for issuers to follow. Lion recognizes that good corporate governance plays an important role in its overall success and in enhancing shareholder value and, accordingly, Lion has adopted certain corporate governance policies and practices which reflect its consideration of the recommended Corporate Governance Guidelines. The disclosure set out below describes the Company’s approach to corporate governance. Board of Directors Board of Directors Size The Board of Directors is currently comprised of ten directors, all of which will stand for re-election. Shareholders may vote for each proposed director nominee individually. See "Election of Directors" – "Description of Proposed Director Nominees". The Board of Directors is of the view that its size and its composition are adequate and allow for the efficient functioning of the Board of Directors as a decision-making body. Independence Under the NYSE Listing Rules, an independent director means a person who, in the opinion of Lion’s Board, has no material relationship with Lion. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of NI 52-110. Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect material relationship with Lion which could, in the view of Lion’s Board, be reasonably expected to interfere with the exercise of such director’s independent judgement. Lion’s Board agrees with this approach to assessing director independence. Based on information provided by each director and nominee director concerning his or her background, employment and affiliations, Lion’s Board has determined that as at April 4, 2024, seven out of the ten current directors are considered independent as that term is defined under the NYSE Listing Rules and NI 58-101, namely Mss. Latasha Akoma, Sheila C. Bair and Ann L. Payne and Messrs. Dane L. Parker, Michel Ringuet, Lorenzo Roccia and Pierre Wilkie. In making this determination, Lion’s Board considered the current and prior relationships that each such non-employee director has with Lion and all other facts and circumstances that Board deemed relevant in determining their independence. Furthermore, all members of the Audit Committee of the Board of Directors are considered independent as that term is defined under the NYSE Listing Rules and NI 58-101 and each committee is chaired by an independent chair. Marc Bedard is considered non-independent due to the fact that he acts as the CEO–Founder of Lion. Pierre-Olivier Perras is considered non-independent under the NYSE Listing Rules and NI 58-101 due to his relationship with Power Sustainable and Power Energy, and Pierre Larochelle is considered non-independent under the NYSE Listing Rules and NI 58-101 due to his past relationship with Power Sustainable and Power Energy. Nine of the ten current members of the Board are not members of Lion’s management. Lion’s Board believes that, except for Mr. Bedard, all of the individuals who serve on Lion’s Board are independent of management, and have no other relationships that could reasonably interfere with the exercise of their independent judgment in discharging their duties to Lion. The following table shows which directors or proposed directors are not considered independent within the meaning of the NYSE Listing Rules and NI 58-101, and the reason for such non-independence of individual directors.

61 NAME WITHIN THE NYSE LISTING RULES AND NI 58-101 REASON FOR NON-INDEPENDENCE Independent Not Independent Latasha Akoma  Marc Bedard   Mr. Bedard is not independent as he is the CEO— Founder of the Company. Sheila C. Bair  Pierre Larochelle  Mr. Larochelle is not independent due to his past relationship with Power Sustainable and Power Energy. See "Election of Directors" – "Description of Proposed Director Nominees". Dane L. Parker  Ann L. Payne  Pierre-Olivier Perras  Mr. Perras is not independent as he is an executive of Power Sustainable and Power Energy. See "Election of Directors" – "Description of Proposed Director Nominees". Michel Ringuet  Lorenzo Roccia  Pierre Wilkie  Lion’s Board believes that given its size and structure, it is able to facilitate independent judgement in carrying out its responsibilities. To enhance such independent judgement, the independent members of Lion’s Board may meet in the absence of non-independent directors and members of management. The independent directors of the Company consider, at each meeting, whether an in camera meeting without the non-independent directors and members of management would be appropriate, and may hold an in camera meeting where appropriate. In addition, any independent director may, at any time, if considered necessary to facilitate open and candid discussion among the independent directors, call a meeting or request an in camera session without management and non-independent directors. During Fiscal 2023, the Board of Directors held four in camera sessions where members met without non-independent directors and members of management. The Audit Committee, which is comprised only of independent directors, held four meetings in the absence of non-independent directors and members of management. In addition, considering that the Chair of the Board of Directors is considered non-independent, Mr. Michel Ringuet was appointed by the Board of Directors to serve as independent Lead Director in order to ensure appropriate leadership for the independent directors. Lion’s Board adopted a written position description for the Lead Director. His primary functions are to provide leadership to the directors to enhance the effectiveness and independence of the Board of Directors, to facilitate the efficient functioning of the Board of Directors, to ensure that there is an effective relationship between management and the members of the Board of Directors and to advise the Chair of the Board of Directors on the appropriate flow of information to the Board of Directors. For purposes of managing any potential conflicts of interest, a director who has a material interest in a matter before Lion’s Board or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by Lion’s Board or any committee on which he or she serves, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with the relevant provisions of the Business Corporations Act (Québec) regarding conflicts of interest. Directorship of Other Reporting Issuers Some members of the Company’s Board of Directors are also members of the boards of other public companies. See "Business of the Meeting - Election of Directors - Description of Proposed Director Nominees". The Board of Directors has not adopted a director interlock policy but is keeping informed of other public directorships held by its members. As at April 4, 2024, none of the Company’s directors served together on any other public company’s board of directors.

62 Mandate of the Board of Directors Lion’s Board is responsible for supervising the management of Lion’s business and affairs, including providing guidance and strategic oversight to management. The Board of Directors holds regularly scheduled meetings as well as ad hoc meetings from time to time. Lion’s Board has adopted a formal mandate which is reviewed from time to time and includes the following: • ensuring a strategic planning process is in place and reviewing, on at least an annual basis, the principal business objectives for the Company and monitoring the Company’s success in implementing the strategy and achieving its goals; • appointing the Chief Executive Officer of the company and developing the corporate goals and objectives that the Chief Executive Officer is responsible for meeting, and reviewing the performance of the Chief Executive Officer against such goals and objectives; • overseeing communications with shareholders, other stakeholders, analysts and the public, including the adoption of measures for receiving feedback from stakeholders and reporting to shareholders as necessary; and • monitoring the implementation of procedures, policies and initiatives relating to corporate governance, risk management, corporate social responsibility, health and safety, ethics and integrity. Under its mandate, the Board of Directors is entitled, among other things, to delegate certain matters it is responsible for to Board of Directors' committees. The text of the Board of Director’s mandate is attached to this Circular as Schedule A. Position Descriptions Chair of the Board of Directors and Committee Chairs Lion’s Board adopted written position descriptions for the Chair of Lion’s Board and the chair of the board committees. Their primary roles are to manage the affairs of Lion’s Board or of such relevant committee, including ensuring Lion’s Board or such committee is organized properly, functions effectively and meets its obligations and responsibilities. Each committee has a chair that conducts the affairs of the applicable committee in accordance with the charter of such committee. In addition, Lion’s Board adopted a written position description for the Lead Director of the Board of Directors as further described in "Disclosure of Corporate Governance Practices — Board of Directors — Independence". Lion’s Board and CEO—Founder have not developed at this time a written position description for the CEO—Founder or for other executive officers. The role of the CEO—Founder is delineated on the basis of customary practice. Lion’s Board considers that the role and responsibilities of the CEO—Founder are to develop the company’s strategic plans and policies and recommending such plans and policies to Lion’s Board, provide executive leadership, oversee a comprehensive operational planning and budgeting process, supervise day-to-day management, report relevant matters to Lion’s Board, facilitate communications between Lion’s Board and the senior management team, and identify business risks and opportunities and manage them accordingly, and has communicated the same to the CEO—Founder. Nomination of Directors Pursuant to the Nomination Rights Agreement, to the extent that any of Power Energy and 9368-2672 and their respective permitted holders (including their respective affiliates) collectively hold at least 20% of the outstanding Common Shares (on a non-diluted basis), such party is entitled to designate a number of director nominees, between two and four nominees, equal to the product of (rounding to the nearest whole number) (i) the percentage of the outstanding Common Shares held by it (on a non-diluted basis) multiplied by (ii) the size of Lion’s Board. In addition, 9368-2672 will, for so long as it and its affiliates collectively hold at least 5% of the outstanding Common Shares (on a non-diluted basis), be entitled to designate (i) for so long as Marc Bedard serves as chief executive officer of Lion, one director nominee (in addition to Marc Bedard, who will be appointed to Lion’s Board for so long as he serves as chief executive officer thereof) and (ii) at any other time, Marc Bedard as a director nominee. See "Disclosure of Corporate

63 Governance Practices ― Nomination Rights Agreement" for a summary description of the rights contained in the Nomination Rights Agreement. The Nominating and Corporate Governance Committee is responsible for Board and committee succession planning and for making annual recommendations to the Board regarding the size and composition of its committees. It also proposes new nominees for election as director. The Nominating and Corporate Governance Committee will consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, the competencies and skills that the Board considers each existing director to possess, and the competencies and skills each new nominee will bring to the boardroom in making recommendations for director nominations. The Board encourages an objective nomination process by, among other things, reviewing the criteria employed by the Nominating and Corporate Governance Committee in conducting the nomination process and by reviewing any potential conflicts in order to ensure the integrity of the process. Board Evaluation Lion’s Nominating and Corporate Governance Committee is responsible for overseeing the evaluation of Lion’s Board and its committees and, in that respect, the Committee assesses the contribution of each director on an ongoing basis and in light of the opportunities and risks facing the Company, as well as the skills and competencies requirement of directors. Moreover, each director is required, annually, to complete a confidential written evaluation with respect to the performance of the Board and the performance of its Committees. Orientation and Continuing Education The Company recognizes ongoing director education as an important component of good governance. Directors ensure to be informed about current best practices, emerging trends in corporate governance and relevant regulatory developments. From time to time, as appropriate, Lion’s Board holds meetings at or near an operating site or other facility of the Company. In Fiscal 2023, the Directors visited Lion’s facilities in St-Jérôme (Quebec), Joliet (Illinois) and Mirabel (Quebec). Directors also interacted with executive and senior management at every Board meeting and received regular and extensive presentations on matters of strategic importance to Lion’s business, including presentations on Lion’s value proposition, business growth and sales strategy, sustainability initiatives and regulatory matters relevant to Lion’s business. The Nominating and Corporate Governance Committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of Lion’s business remains current. The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate. Pursuant to the Company's orientation program, each new director meets upon his or her election to the Board of Directors with the Chair, individual directors and members of the senior management to familiarize himself or herself with the nature and operation of the Company and its business, the role of Lion's Board and its committees as well as the expected contribution that an individual director is expected to make. A new director is also presented with the Board of Directors policies and procedures, the Company’s current strategic plan, organizational structure, operations, governance and compensation plans, financial plan and capital plan, the most recent core public disclosure documents and other materials relating to key business issues. A new director is also invited to visit selected facilities. Risk Management The Board of Directors believes a business strategy should include sound risk management practices. By understanding the most critical risks facing the Company’s business, the Board of Directors can proactively put in place systems to mitigate those risks while pursuing any opportunities they present. The Board of Directors provides risk oversight as a whole and through its committees based on the Company’s risk governance framework, which sets out specific processes for the continuous assessment of risks to the business. These include risks related to the Company’s operations, finances, compliance,

64 cybersecurity and environmental, social and governance (ESG). You can read more about each committee’s responsibilities beginning on page 67. Board Oversight of ESG Matters While the Board of Directors ultimately has oversight of the Company’s ESG policies and practices and reviews and considers ESG matters on a periodic basis as needed, the Nominating and Corporate Governance Committee is the committee of the board that has been charged with periodically reviewing and making recommendations in respect of the Company’s ESG policies and practices. With the assistance of management, the Nominating and Corporate Governance Committee monitors the implementation of procedures and initiatives relating to ESG and health and safety rules and regulations in light of the ESG issues the Company may face from time to time, with a view to ensure that the Company can mitigate risks and capitalize on related opportunities to the extent possible. The Nominating and Corporate Governance Committee also receives periodically reports from management on ESG matters. The Nominating and Corporate Governance Committee, as the committee responsible for identifying risks or exposures faced by the Company and discussing with management the steps taken to minimize such risk or exposure, also assists the Board of Directors in overseeing ESG matters and assessing the adequacy and effectiveness of management’s ability to monitor, manage and mitigate ESG risks. Director Term Limits and Other Mechanisms of Board Renewal The Nominating and Corporate Governance Committee is charged under its charter with selecting candidates for election as independent directors. See "Disclosure of Corporate Governance Practices ― Board of Directors Committees ― Nominating and Corporate Governance Committee". Lion’s Board has not adopted director term limits or other automatic mechanisms of board renewal. The Company believes that imposing a term limit or an arbitrary retirement age would discount the value of experience and continuity of board service, and may have the unfortunate effect of forcing the retirement of a director who has gained extensive knowledge of the Company’s business and affairs and who is making a valuable contribution to the Board and relevant committees he or she serves on. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Nominating and Corporate Governance Committee focuses on overall and individual board and director assessments (formal and informal) in light of the opportunities and risks facing the Company and seeking to maintain the composition of Lion’s Board in a way that provides, in the judgement of Lion’s Board, the best mix of skills and experience to provide for Lion’s overall stewardship. At the same time, the Board of Directors recognizes that even if listing of the Common Shares on the TSX and NYSE is relatively recent, there is value in refreshing board membership from time to time to encourage diversity and to make available to the Board new perspectives and viewpoints, as well as complementary experience and skills. The Nominating and Governance Committee annually reviews the size, composition and effectiveness of the Board. Board Skills Matrix The following matrix provides a summary of certain key competencies, skills, experience and expertise that each current director or proposed director nominee possesses as well as other information that may be relevant for purposes of identifying new directors. This matrix is not intended to be an exhaustive list of directors’ skills.

	Finance and Accounting	Budget Oversight	Environment Expertise	Strategic Planning	Industry Expertise	Human Resources	Business and Management	Marketing and Communications	Legal and Corporate Governance	Risk Management	Information Technology and Cybersecurity	Government relations
Latasha Akoma	✓	✓		✓	✓		✓			✓	✓	
Sheila C. Bair	✓			✓					✓	✓		✓
Marc Bedard	✓	✓		✓	✓		✓					✓
Pierre Larochelle	✓	✓	✓	✓	✓	✓	✓		✓			
Dane L. Parker		✓	✓	✓	✓		✓			✓		
Ann L. Payne	✓	✓								✓	✓	
Pierre-Olivier Perras	✓	✓			✓		✓		✓			
Michel Ringuet	✓	✓		✓			✓		✓	✓		
Lorenzo Roccia			✓	✓	✓	✓	✓	✓				✓
Pierre Wilkie		✓		✓		✓	✓	✓				

Board of Directors Fiscal 2023 Highlights

During Fiscal 2023, the Board, in accordance with its mandate and working plan, accomplished among other things the following:

Strategic Planning & Operational Oversight	• Received quarterly updates from the CEO-Founder and management on operations, supply chain, product development, sales and commercial operations, financial performance, human resources and talent acquisition, investor relations activities and safety, security and environment. • Received updates on the development of the Joliet (Illinois) plant and the Lion Campus in Mirabel (Quebec). • Reviewed and approved the Company's Fiscal 2023 capital and operating budgets. • Monitored the Company's financial position and outlook.
Succession Planning	• Together with the Human Resources and Compensation Committee, oversaw the continued development of the succession plans for the senior executive officers. • Together with the Nominating and Corporate Governance Committee, oversaw the continued development of the succession plan for the Chair.
CEO Objectives and Compensation	• Reviewed the performance goals and objectives of the CEO-Founder for Fiscal 2023, and evaluated the CEO's performance in light of these goals and objectives.
ESG Strategy	• Together with management and the Nominating and Corporate Governance Committee, continued to evolve the Company's ESG strategy.
Management Oversight	• Together with management and the Nominating and Corporate Governance Committee, reviewed and approved policies relating to information security, investment, anti-harassment, ESG, diversity, disclosure, privacy, clawback and whistleblowing. • Oversaw corporate disclosures and key corporate communications. • Ensured a culture of integrity.
Board Committees	• Received quarterly reports from each of the three Committees on matters discussed at their meetings and recommendations for Board approval. • Reviewed the mandates and working plans of each of the Audit Committee, Human Resources and Compensation Committee and Nominating and Corporate Governance Committee.

65

thelionelectric.com

66 Board of Directors Committees Lion’s Board has three standing committees: the Audit Committee, the Human Resources and Compensation Committee, and the Nominating and Corporate Governance Committee. Each of the committees operates under its own written charter adopted by Lion’s Board, each of which is available on Lion’s website. Audit Committee Lion’s Audit Committee is composed of Michel Ringuet, Latasha Akoma and Ann L. Payne, with Michel Ringuet serving as chair of the committee. Lion’s Board has determined that all such directors meet the independence requirements under the NYSE Listing Rules, NI 52-110 and under Rule 10A-3 of the Exchange Act. Lion complies with NI 52-110 by relying on the exemptions for U.S. listed issuers thereunder. The relevant experience of each member of the Audit Committee is described as part of their respective biographies. See "Business of the Meeting ― Election of Directors - Description of Proposed Director Nominees". The Board of Directors has adopted a written charter describing the mandate of the Audit Committee. Such charter of the Audit Committee is reviewed by the Board of Directors on a yearly basis. The Audit Committee’s responsibilities include: • appointing, compensating, retaining and overseeing the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services and reviewing and appraising the audit efforts of Lion’s independent accountants; • pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by Lion’s independent registered public accounting firm; • establishing procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and (ii) confidential and anonymous submissions by Lion’s employees of concerns regarding questionable accounting or auditing matters; • engaging independent counsel and other advisers, as necessary and determining funding of various services provided by accountants or advisers retained by the committee; • reviewing Lion’s financial reporting processes and internal controls; • establishing, overseeing and dealing with issues related to the Company’s code of ethics for managers and financial officers; • reviewing and approving related-party transactions or recommending related-party transactions for review by independent members of Lion’s Board; and • providing an open avenue of communication among the independent accountants, financial and senior management and Lion’s Board. Additional information relating to the Audit Committee can be found under the Company's profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and on the Company's website at ir.thelionelectric.com. Audit Committee Fiscal 2023 Highlights During Fiscal 2023, the Audit Committee, in accordance with its mandate and working plan, accomplished among other things the following: Oversight of Financial Reporting • Reviewed Lion’s annual and quarterly consolidated financial statements with management and the external auditors, including Lion’s MD&A disclosure and earnings press releases, prior to their release.

67 • Reviewed financial information contained in other documents filed with securities regulatory authorities or used for Lion’s annual information form or investor presentations. • Reviewed the external auditors’ quarterly review engagement report and the results of the Fiscal 2022 external audit. Financial Risk Management and Disclosure Controls • Monitored the integrity and quality of Lion’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through independent discussions with management and the external auditors, including receiving management’s reports and the reports of the auditors thereon. • Oversaw the implementation of policies, procedures and strategies to manage Lion’s financial risks. Oversight of External Auditors • Evaluated and monitored the qualifications, performance and independence of Lion’s external auditors, including representations by the external auditors describing their internal quality-control procedures. • Reviewed and approved the fees paid by Lion to the external auditors for all audit and non-audit services in accordance with its policies defining audit and permitted non-audit services provided by the external auditors. • Discussed with the external auditors the quality, appropriateness and disclosure of Lion’s accounting policies. • Reviewed the Fiscal 2023 audit plan prepared by the external auditors. • Received quarterly reports from the external auditors on the application of specified audit procedures on the Company’s use of non-GAAP financial measures. Risk Management & Cybersecurity • Continued to oversee the plans, processes, controls, risk assessments, tests and risk mitigation actions relating to cybersecurity, crisis management, business continuity and privacy exposures. Fraud and Ethics • Received reports on complaints made through Lion’s whistleblowing hotline. Human Resources and Compensation Committee The Human Resources and Compensation Committee is currently composed of Pierre Wilkie, Pierre-Olivier Perras, Dane L. Parker and Sheila C. Bair, with Pierre Wilkie acting as chair. The primary purpose of the Human Resources and Compensation Committee, with respect to compensation, is to assist Lion’s Board in fulfilling its oversight responsibilities and to make recommendations to Lion’s Board with respect to the compensation of Lion’s directors and executive officers. The Board of Directors has adopted a written charter describing the mandate of the Human Resources and Compensation Committee. Such charter of the Human Resources and Compensation Committee is reviewed by the Board of Directors on a yearly basis. The principal responsibilities and duties of the Human Resources and Compensation Committee include: • establishing and reviewing Lion’s overall compensation philosophy; • evaluating Lion’s CEO—Founder’s and other executive officer’s performance in light of the goals and objectives established by Lion’s board of directors and, based on such evaluation, with appropriate input from other independent members of Lion’s board of directors, determining the CEO—Founder’s and other executive officer’s compensation; • reviewing management’s assessment of existing management resources and succession plans; • administering Lion’s equity-based and incentive compensation plans and making recommendations to Lion’s Board about amendments to such plans and the adoption of any new employee incentive compensation plans; • reviewing executive compensation disclosure before the company publicly discloses this information; and • engaging independent counsel and other advisers, as necessary and determining funding of various services provided by advisers retained by the committee. The Company's approach to compensation is described under "Business of the Meeting - Compensation of Directors" and "Business of the Meeting - Executive Compensation ― Discussion and Analysis".

68 Human Resources and Compensation Committee Fiscal 2023 Highlights During Fiscal 2023, the Human Resources and Compensation Committee, in accordance with its mandate and working plan, accomplished among other things the following: Compensation Program • Reviewed the competitiveness and design of senior executive compensation plans and their effectiveness in incentivizing short and long-term strategic plan results. • Reviewed key performance indicators and payout ranges in the yearly Short-Term Incentive Plan (“STIP”) and LTIP to ensure alignment with plan objectives and the long-term strategic plan of Lion. • Continued to monitor and respond, as necessary, to regulatory and governance developments impacting executive compensation, including those published by proxy advisory firms and large institutional shareholders. • Reviewed and approved the Fiscal 2023 incentive compensation for senior management. Human Resources Matters • Received regular updates from management on the human resources actions taken across the organization. • Received regular reports on health and safety matters. • Reviewed and assessed progress on key human resources strategic plan initiatives, including recruitment plans in Canada and the United States. Organizational and Succession Planning • Reviewed succession plans for the senior executives and assessed the development plans for key potential successors. • Monitored organization planning and development to ensure that it supports the long-term strategic plan. Nominating and Corporate Governance Committee Lion’s Nominating and Corporate Governance Committee is composed of Sheila C. Bair, Dane L. Parker, Ann L. Payne, Pierre-Olivier Perras and Lorenzo Roccia, with Sheila C. Bair serving as chair of the committee. The Board of Directors has adopted a written charter describing the mandate of the Nominating and Corporate Governance Committee. Such charter of the Nominating and Corporate Governance Committee is reviewed by the Board of Directors on a yearly basis. The Nominating and Corporate Governance Committee’s responsibilities include: • developing and recommending to Lion’s Board criteria for board and committee membership; • recommending to Lion’s Board the persons to be nominated for election as directors and to each of the committees of Lion’s Board; • assessing the independence of directors within the meaning of securities laws and stock exchange rules as applicable; • considering resignations by directors submitted pursuant to Lion’s majority voting policy, and making recommendations to Lion’s Board as to whether or not to accept such resignations; • reviewing and making recommendations to the board of directors in respect of Lion’s corporate governance principles; • providing for new director orientation and continuing education for existing directors on a periodic basis; • performing an evaluation of the performance of the committee; and • overseeing the evaluation of Lion’s Board and its committees. Nominating and Corporate Governance Committee Fiscal 2023 Highlights During Fiscal 2023, the Nominating and Corporate Governance Committee, in accordance with its mandate and working plan, accomplished among other things the following:

69 Composition and Performance of the Board & Committees • Reviewed the composition, skills, and diversity to identify gaps and target specific expertise. • Reviewed the composition of the Board Committees. Director Education • Continued to enhance the director education program by identifying education opportunities that provide in-depth reviews of strategic/operational risks and activities. Corporate Governance Matters • Reviewed and recommended improvements to Lion’s governance principles and policies, including the adoption of the new Clawback Policy. Regulatory and Compliance • Monitored regulatory developments in corporate governance as well as best practices. • Received reports on compliance matters, including compliance with applicable laws, the Code of Ethics and other key Company policies. Environmental and Social Responsibility Matters and Disclosures • Monitored the implementation of Lion’s approach to ESG disclosure and practices. • Received reports on Lion’s corporate social responsibility program and initiatives. Code of Ethics The Company has a written code of business conduct and ethics (the "Code of Conduct") applicable to all of its directors, officers and employees. The Code of Conduct sets out Lion’s fundamental values and standards of behavior that are expected from Lion’s directors, officers and employees with respect to all aspects of Lion’s business. The objective of the Code of Conduct is to provide guidelines for maintaining Lion’s integrity, reputation and honesty with a goal of honoring others’ trust in Lion at all times. The Code of Conduct sets out guidance with respect to conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing with third parties, compliance with laws and reporting of any illegal or unethical behavior. Lion’s audit committee is responsible for reviewing and evaluating the Code of Conduct periodically and recommends any necessary or appropriate changes thereto to Lion’s Board for consideration. The audit committee also assists Lion’s Board with the monitoring of compliance with the Code of Conduct and is responsible for considering any waivers of the Code of Conduct (other than waivers applicable to Lion’s directors or executive officers, which shall be subject to review by Lion’s Board as a whole). The Company has a Whistleblower Hotline which employees and others can access by phone or online, and choose to report anonymously or not at their option. Reports submitted through the Hotline are sent to the Chief Legal Officer and the Chief People Officer of the Company. The chair of the Audit Committee is automatically notified of any whistleblower reports relating to accounting or auditing matters. The CEO-Founder of the Company, the Audit Committee and the Board of Directors are provided by the applicable members of the Company’s management with the results regarding any whistleblower reports that may have been reported and how they were investigated and resolved. The Code of Conduct is available under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company's website at ir.thelionelectric.com. Insider Trading Policy Lion has adopted an insider trading policy which prohibits its executives, other employees and directors from: (i) trading in its securities while in possession of material undisclosed information about Lion; and (ii) entering into certain derivative-based transactions that involve, directly or indirectly, securities of Lion, during a restricted period. Anti-Bribery and Corruption Policy Lion has adopted an anti-bribery and corruption policy, which applies to Lion’s operations globally and which reflects Lion’s commitment to upholding all laws, rules and regulations relevant to countering bribery and corruption in each of the jurisdiction in which the Company operates. The anti-bribery and corruption policy prohibits Lion’s employees from taking, offering, paying, promising or authorizing any bribe, either directly or indirectly.

70 Diversity Lion recognizes the importance and benefit of having a board of directors and senior management composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members and senior management with respect to attributes such as gender, ethnicity and other factors. In support of this goal, the Nominating and Corporate Governance Committee will, when identifying candidates to nominate for election to Lion’s Board or appoint as senior management or in its review of senior management succession planning and talent management: • consider individuals who are highly qualified, based on their talents, experience, functional expertise and personal skills, character and qualities having regard to Lion’s current and future plans and objectives, as well as anticipated regulatory and market developments; • consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; • consider the level of representation of women on its board of directors and in senior management positions, along with other markers of diversity, when making recommendations for nominees to Lion’s Board or for appointment as senior management and in general with regard to succession planning for Lion’s Board and senior management; and • as required, engage qualified independent external advisors to assist Lion’s Board in conducting its search for candidates that meet the board of directors’ criteria regarding skills, experience and diversity. The Nominating and Corporate Governance Committee considers the level of representation of directors from diverse backgrounds on the Board of Directors by overseeing the selection process and ensuring that diverse candidates, including women and racial and ethnic minorities, are included in the list of candidates proposed to the Board of Directors as potential directors. The Nominating and Corporate Governance Committee also sets measurable objectives for achieving diversity. In connection with these objectives, the Board of Directors set objectives in Fiscal 2022 consisting of the following two targets: (i) having at least 30% of directors on the Board of Directors identifying themselves as women and (ii) having at least one director as a minority. Lion currently has three (3) women on its board of directors, representing 30% of Lion’s directors. Three (3) of the ten (10) directors nominees being proposed for election at this year’s Meeting are women and two (2) of the ten (10) directors nominees self-indentify as members of a visible minority. Assuming the election of all nominated directors at the Meeting, women would represent 30% of the Board of Directors (in line with the objective set in 2022) and members that self-identify as visible minorities would represent 20% of the Board of Directors (exceeding the objective set in 2022). The Company is committed to promoting diversity and inclusion at all levels of the organization and takes into account the representation of women and the importance of diversity when filling executive level positions. Because of the limited size of the executive team and the need to ensure that recruitment efforts and appointments are primarily based on the merits of the individuals and the needs of the Company at the relevant time, the Board of Directors has decided not to set targets regarding the representation of women in executive officer positions. However, the Board of Directors is committed to equality of opportunity and to the recruitment, retention, development and promotion of qualified female candidates among its workforce, including at the highest levels. As at the date hereof, Lion currently has two woman as executive officer, representing 28.6% of Lion’s senior management team. Nomination Rights Agreement Pursuant to the Nomination Rights Agreement, each of Power Energy and 9368-2672 were granted certain rights to nominate members of Lion’s Board (including, in certain cases, members of committees of Lion’s Board) for so long as it or its permitted holders holds a requisite percentage of the total voting power of Lion. More specifically, to the extent that any of Power Energy and 9368-2672 and their respective permitted holders (including their respective affiliates) collectively hold at least 20% of the outstanding Common Shares (on a non-diluted basis), such party is entitled to designate a number of director nominees, between two and four nominees, equal to the product of (rounding to the nearest whole number) (i) the

71 percentage of the outstanding Common Shares held by it (on a non-diluted basis) multiplied by (ii) the size of Lion’s Board. The foregoing rights of Power Energy and 9368-2672 to so designate director nominees will be submitted for approval of the Shareholders at the first annual meeting of the Shareholders to be held following May 6, 2026, and at every fifth annual meeting of the Shareholders thereafter. Failing approval by the Shareholders, such nomination rights will become void and shall have no further force or effect. Notwithstanding any shareholder approval of the nomination rights described above, 9368-2672 will, for so long as it and its affiliates collectively hold at least 5% of the outstanding Common Shares (on a non-diluted basis), be entitled to designate (i) for so long as Marc Bedard serves as chief executive officer of Lion, one director nominee (in addition to Marc Bedard, who will be appointed to Lion’s Board for so long as he serves as chief executive officer thereof) and (ii) at any other time, Marc Bedard as a director nominee. At least one of each of Power Energy and 9368-2672’s director nominees (other than Marc Bedard), must be an independent director as determined by the Nominating and Corporate Governance Committee, and all director nominees of Power Energy and 9368-2672 must also receive the favorable recommendation of the Nominating and Corporate Governance Committee, having regard to the characteristics, experience, skill set, independence and diversity desired by Lion’s Board. In the even that any of Power Energy or 9368-2672’s director nominees are disqualified for failing to satisfy the foregoing criteria, the affected shareholder shall be entitled to designate a replacement director nominee. The nomination rights contained in the Nomination Rights Agreement provide that Power Energy and 9368-2672, at the relevant time, will cast all votes to which they are entitled to elect directors designated in accordance with the terms and conditions of the Nomination Rights Agreement. The Nomination Rights Agreement further provides that for so long as Power Energy has the right to designate a director nominee, it shall have the right to designate one of its director nominees as the Chair of Lion’s Board. In the event that such designated director nominee is not an independent director, the remaining directors will select a lead independent director from amongst the independent directors of Lion’s Board. Each of Power Energy and 9368-2672 also has the right under the Nomination Rights Agreement to appoint one member of each committee of Lion’s Board, except that neither Marc Bedard or 9368-2672 has the right to appoint any director to the Human Resources and Compensation Committee, the composition of which shall be determined by the Board of Directors in its sole discretion. The foregoing description of the Nomination Rights Agreement is qualified in its entirety by reference to the full text of the form of Nomination Rights Agreement, a copy of which can be found under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Majority Voting Policy The Company does not employ the practice of “slate voting” and, as such, at meetings of shareholders where directors are to be elected, shareholders of the Company are entitled to vote FOR, or to WITHHOLD from voting, separately for each director nominee. The Company ensures that the number of shares voted in favor or withheld from voting for each director nominee is recorded and promptly disclosed after the Meeting. The Board of Directors adopted a majority voting policy in order to promote enhanced director accountability. The policy stipulates that, in an “uncontested election” (as defined below) of directors, any nominee for director who receives a greater number of votes withheld from his or her election than votes for his or her election will promptly tender his or her resignation to the Chair of the Board of Directors following the shareholder's meeting. Following receipt of such resignation, the Nominating and Corporate Governance Committee will consider such resignation, and recommend to the Board whether or not to accept it.

72 The Board shall act on the Nominating and Corporate Governance Committee's recommendation within 90 days after the date of the relevant shareholders' meeting. The Board will accept the resignation absent exceptional circumstances that would warrant the director to continue to serve on the Board. A press release disclosing the Board of Directors’ determination (and the reasons for rejecting the resignation, if applicable) shall be promptly issued. A copy of such press release shall be sent concurrently to the TSX and the NYSE. The resignation will become effective when accepted by the Board of Directors. If a resignation is accepted, the Board of Directors may, in accordance with the provisions of the Business Corporations Act (Québec), the constating documents of the Company, applicable securities laws and regulation and applicable agreements, including the Nomination Rights Agreement, appoint a new director to fill any vacancy created by the resignation, reduce the size of the Board, leave any vacancy open until the next annual general meeting of the shareholders, call a special meeting of shareholders at which nominees will be presented to fill any vacancies, or any combination of the above. The policy only applies in circumstances involving an uncontested election of directors. For purposes of the majority voting policy, an “uncontested election” means an election where the number of nominees for directors equals the number of directors to be elected. Advance Notice Requirements for Director Nominations The Company's by-laws contain an advance notice provision (the "Advance Notice By-law") for the purpose of providing shareholders, directors and management of the Company with a clear framework for nominating directors of the Company in connection with any annual or special meeting of shareholders. The purpose of the Advance Notice By-law is to (i) ensure that all shareholders receive adequate notice of director nominations and sufficient time and information with respect to all nominees to make appropriate deliberations and register an informed vote; and (ii) facilitate an orderly and efficient process for annual or special meetings of shareholders of the Company. The Advance Notice By-law fixes the deadlines by which holders of record of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in a timely written notice to the Company for any director nominee to be eligible for election at such annual or special meeting of shareholders. In the case of an annual meeting of shareholders (including an annual and special meeting) a notice of nomination by a nominating shareholder must be made not less than thirty (30) nor more than sixty (60) days prior to the date of the meeting, provided, however, that in the event that the meeting is to be held on a date that is less than fifty (50) days after the date (the "Notice Date") on which the first public announcement of the date of the meeting was made, notice by a nominating shareholder must be made not later than the close of business on the tenth (10th) day following the Notice Date. In the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes), a notice of nomination by a nominating shareholder must be made not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the meeting was made. The by-laws of the Company are available under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Indemnification and Insurance The Company has implemented a director and officer insurance program and has entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements generally require that the Company indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Company as directors and executive officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Company’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defence expenses to the indemnitees by the Company.

73 ADDITIONAL INFORMATION Indebtedness of Directors and Executive Officers None of the directors or proposed director nominees, executive officers, employees, former directors, former executive officers or former employees of the Company or any of its subsidiaries, and none of their associates, is or has, at any time since the beginning of the Company’s most recently completed fiscal year, been indebted to the Company or any of its subsidiaries. Additionally, the Company or any of its subsidiaries has not provided any guarantee, support agreement, letter of credit or other similar agreement or understanding in respect of any indebtedness of any such person to any person or entity, except for routine indebtedness as defined under applicable securities legislation. Interest of Certain Persons and Companies in Matters to be Acted Upon No director, proposed director nominee or officer of the Company, or any person who has been a director or officer of the Company at any time since the beginning of the Company’s last fiscal year, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than as set forth herein. Interest of Informed Persons in Material Transactions Other than as set out below or as described elsewhere in this Circular, management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director nominee, or any associate or affiliate of any informed person or proposed director nominee, in any transaction since the commencement of the Company’s most recently completed fiscal year or in any proposed transaction that has materially affected or would materially affect the Company or any of its subsidiaries. Nomination Rights Agreement Pursuant to the Nomination Rights Agreement, each of Power Energy and 9368-2672 were granted certain rights to nominate members of Lion’s Board (including, in certain cases, members of committees of Lion’s Board) for so long as it or its permitted holders holds a requisite percentage of the total voting power of Lion. See "Disclosure of Corporate Governance Practices ― Nomination Rights Agreement" for a summary description of the rights contained in the Nomination Rights Agreement. Registration Rights Agreement Effective as of closing of the Business Combination, Lion entered into a registration rights agreement (the "Registration Rights Agreement") pursuant to which, subject to the terms and conditions contained therein, each of Power Energy, 9368-2672 and Amazon.com NV Investment Holdings LLC were granted certain rights with respect to the registration or qualification by prospectus in the United States and/or Canada of the sale of the Common Shares held by them. A summary of the terms of the Registration Rights Agreement is described in the Section entitled “Material Contracts” of the Company’s annual information form dated February 29, 2024 which is available under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

74 Public Filings The Company is required under applicable Canadian and U.S. securities laws to file various documents, including financial statements. Financial information is provided in the audited annual consolidated financial statements of the Company for Fiscal 2023, together with the notes thereto, the Report of Independent Registered Public Accounting Firm thereon and the related management’s discussion and analysis. Copies of these documents and additional information concerning the Company can be found under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Copies of the Company’s audited annual consolidated financial statements and management’s discussion and analysis can also be obtained upon request made to the Vice President, Investor Relations and Sustainable Development of the Company, Ms. Isabelle Adjahi, at the head office: 921, chemin de la Rivière du Nord, Saint-Jérôme (Québec), Canada, J7Y 5G2. Shareholder Proposals for Next Annual Meeting of Shareholders The Company received no shareholder proposal for inclusion in this Circular. The Company will include proposals from shareholders that comply with applicable laws in next year’s management proxy circular for its next annual shareholder meeting to be held in respect of the fiscal year ending on December 31, 2024. Shareholder proposals must be received prior to the close of business on December 30, 2024 and be sent to the Corporate Secretary of the Company, at the head office: 921, chemin de la Rivière du Nord, Saint-Jérôme (Québec), Canada, J7Y 5G2. Approval by Directors The Board of Directors of the Company approved the contents of this Circular and authorized it to be made available to and/or sent, as applicable, to each shareholder of the Company who is eligible to receive notice of, and vote his or her Common Shares at, the Meeting, as well as to the Company's independent auditor and each of its directors. Dated at Saint-Jérôme, this 4th day of April, 2024. Dominique Perron (Signed) Chief Legal Officer and Corporate Secretary

75 SCHEDULE A THE LION ELECTRIC COMPANY MANDATE OF THE BOARD OF DIRECTORS Introduction The Board of Directors (the "Board") of The Lion Electric Company (the "Company") is responsible for exercising all the powers necessary to manage, or supervise the management of, the business and affairs of the Company. Its members (the "Directors") are elected by the shareholders of the Company. The purpose of this mandate of the Board (the "Mandate") is to describe the primary duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities. Certain aspects of the composition and organization of the Board are prescribed and/or governed by the Business Corporations Act (Québec) and the constating documents of the Company, and applicable agreements, including the nomination rights agreement dated May 6, 2021 (the "Nomination Rights Agreement"). Duties and Responsibilities of the Board Pursuant to applicable laws, in exercising their powers and discharging their duties, Directors are duty-bound toward the Company to act with prudence and diligence, honesty and loyalty and in the interest of the Company. In furtherance of its responsibility and purpose, the primary duties and responsibilities of the Board include: Corporate Strategy and Budgets • ensuring a strategic planning process is in place and reviewing, on at least an annual basis, the principal business objectives for the Company, which consider, among other things, the opportunities and risks of the business; • approving the Company’s annual operating and capital budgets; • monitoring the Company’s success in implementing the strategy and achieving its goals; Risk Management • identifying, in conjunction with management, the principal risks applicable to the Company, and overseeing management’s implementation of appropriate systems to seek to effectively monitor, manage and mitigate the impact of such risks, provided that pursuant to its duty to oversee the implementation of effective risk management policies and procedures, the Board may delegate to applicable Board committees the responsibility for assessing and implementing appropriate policies and procedures to address specified risks, including delegation of risk management to committees of the Board; • ensuring adequate disclosure of how the Board oversees risk; • overseeing the Company’s corporate governance policies and practices and their disclosure in public disclosure documents; • monitoring the size and composition of the Board, determining the appropriate qualifications and criteria for the selection of Board members, making determinations with respect to the independence of Directors, and overseeing the nomination process for new Directors, in each case subject to the terms of the Nomination Rights Agreement or any other agreement among shareholders of the Company and the Company, as applicable;

76 • developing a succession plan for the Directors, upon recommendation of the Nominating and Corporate Governance Committee; • developing a succession plan for the Chief Executive Officer (the "CEO"); • developing a succession plan for the other senior executives of the Company, upon recommendation of the Human Resources and Compensation Committee; • developing position descriptions for the chair of the Board and the chair of each committee of the Board; • developing a process for the assessment of the effectiveness and contribution of the Board, the committees of the Board and the individual Directors; • ensuring that all new Directors receive a comprehensive orientation with respect to the role of the Board and its committees and nature and operations of the Company’s business as well as the contribution individual Directors are expected to make (including, in particular, the commitment of time and resources that the Company expects from its Directors); • providing continuing education opportunities for all Directors, so that individuals may maintain or enhance their skills and abilities as Directors, as well as ensuring their knowledge and understanding of the Company’s business remains current; • adopting and monitoring compliance with key corporate policies and procedures designed to ensure that the Company, its Directors, officers and employees comply with all applicable laws, rules and regulations and conduct their business ethically and with honesty and integrity, including ensuring that Directors, officers and employees adhere to the Company’s code of business conduct and ethics; • monitoring the implementation of procedures and initiatives relating to corporate social and environmental responsibilities, and health and safety rules and regulations in the organization; Chief Executive Officer, Officers and Compensation and Benefits • appointing the CEO and developing the corporate goals and objectives that the CEO is responsible for meeting, and reviewing the performance of the CEO against such goals and objectives; • developing, together with the CEO, a position description for the CEO, which includes delineation of management’s responsibilities; • approving the appointment of the senior officers of the Company and the assessment of each senior officer’s contribution to the achievement of the Company’s strategy; • evaluating the performance of the CEO and other executive officers against the objectives established by the Board; • approving the compensation of the senior executives of the Company upon recommendation of the Human Resources and Compensation Committee; • providing stewardship in terms of succession planning, and ensuring that the Company has effective programs in place for leadership development and the appointment, training and supervision of management; • establishing the goals and objectives relevant to the compensation philosophy, overseeing executive compensation and evaluating risks associated with executive compensation and incentive plans; • approving the Company’s compensation policy for Directors; • taking steps to satisfy itself as to the integrity of the senior executives of the Company and that the senior executives create a culture of integrity throughout the organization;

77 Financial Reporting and Transactions • approving the Company’s financial statements and other financial information filed with applicable securities regulators; • appointing, subject to approval of shareholders, and removing of the Company’s auditor; • monitoring internal controls and management information systems, and reviewing related procedures and reporting; • reviewing, approving and overseeing the Company’s disclosure controls and procedures; • serving as an advisor to management and reviewing and approving major business decisions including material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, issuances, purchases and redemptions of securities, and acquisitions and dispositions of material capital assets; Legal Requirements and Communications • overseeing compliance with disclosure requirements applicable to the Company, including disclosure of material information in accordance with applicable securities laws and stock exchange rules; • adopting and periodically reviewing a disclosure policy for the Company and overseeing communications with shareholders, other stakeholders, analysts and the public, including the adoption of measures for receiving feedback from stakeholders and reporting to shareholders as necessary and overseeing the activities of the Company's Disclosure Committee; and • overseeing the adequacy of the Company’s processes to ensure compliance by the Company with applicable legal and regulatory requirements. Composition and Membership The Board shall be comprised of that number of Directors as shall be determined from time to time by the Board upon recommendation of the Nominating and Corporate Governance Committee. Directors must have an appropriate mix of skills, knowledge and experience in business and an understanding of the Company's industry, principal operational and financial objectives and financial position and performance. Directors selected should be able to commit the requisite time to carry out their duties. Committees of the Board The Board has established the Audit Committee, the Human Resources and Compensation Committee and the Nominating and Corporate Governance Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee. The Board has approved mandates for each of the Board committees and shall approve mandates for each new Board committee. The Board shall review the Nominating and Corporate Governance Committee’s recommendations regarding the appropriate structure, size, composition, mandate and members for each Board committee, and approve any modifications to such items as considered advisable. The Board has delegated to the applicable committee those duties and responsibilities set out in each committee’s mandate. Meetings Meetings of the Board will be held at such times and places as the chair of the Board may determine, provided that the Board will meet at least one in each quarter. Directors may attend Board meetings by any means permitted under the Company's by-laws, provided that expectations will be for directors to attend meetings in person to the extent practicable.

78 Review of Mandate and Delegation The Board may, from time to time, permit departures from the terms of this Mandate, either prospectively or retrospectively. This Mandate is not intended to give rise to civil liability on the part of the Company or its Directors or officers to shareholders, securityholders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part. The Board may review and recommend changes to the Mandate from time to time and the Nominating and Corporate Governance Committee may periodically review and assess the adequacy of this Mandate and recommend any proposed changes to the Board for consideration. The Board shall delegate to the CEO, other officers and management personnel appropriate powers to manage the business and affairs of the Company. The Board may delegate, subject to applicable laws, certain matters it is responsible for to committees of the Board, presently consisting of the Audit Committee, the Nominating and Corporate Governance Committee and the Human Resources and Compensation Committee. Approved by the Board of Directors on May 6, 2021. Last reviewed by the Board of Directors on May 8, 2023.